40-33

09005142

8/11-24114

ROPES & GRAY

ROPES & GRAY LLP
ONE INTERNATIONAL PLACE
BOSTON, MA 02110-2624
WWW.ROPESGRAY.COM

September 23, 2009

Robert A. Skinner
617-951-7560
617-235-0434 fax
robert.skinner@ropesgray.com

SEC Mail Processing
Section

SEP 23 2009

Washington, DC
110

BY HAND

Securities and Exchange Commission
Attn: Filing Desk
100 F. Street, N.E.
Washington, D.C. 20549

Re: *Bowman et al. v. ProShares Trust et al.*, No. 09 Civ. 2474 (D. Md.)

Dear Sir or Madam:

I write on behalf of Defendants ProShares Trust, ProShare Advisors LLC, SEI Investments Distribution Co., Louis M. Mayberg, Michael L. Sapir, and Simon D. Collier in the above-captioned action. Pursuant to Section 33 of the Investment Company Act of 1940, enclosed please find a copy of the complaint filed in this action.

Respectfully submitted,

Robert Skinner /SAA

Robert A. Skinner

Enclosures

cc: *via e-mail*

Barry Pershkow (w/o encl.)

UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND
(Greenbelt Division)

DAVID BOWMAN and JAMES VIDRINE on behalf of themselves and all others similarly situated, Plaintiffs, v. PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG RUSSELL S. REYNOLDS, III; MICHAEL WACHS; SIMON D. COLLIER; and DOES 1-100, Defendants.	* * * * * * * * * *	Civil No.: **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiffs, David Bowman and James Vidrine, individually and on behalf of all others similarly situated, by their attorneys, allege the following upon information and belief, except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based upon counsel's investigation, a review and analysis of documents filed with the United States government and the Securities and Exchange Commission (the "SEC"), press releases, marketing materials and other public statements made by the Defendants, reports and interviews published in the media and of public record, warnings issued by the SEC and other regulatory agencies and information obtained by Plaintiffs.

NATURE OF THE ACTION

1. This is a class action brought by the named Plaintiffs on behalf of all persons who purchased or otherwise acquired shares in the following funds purchased by the Plaintiffs. The Funds were purchased as set forth herein:

a. UltraShort Real Estate Fund ("SRS Fund"): a double-short leveraged fund, corresponding to twice (200%) the inverse (opposite), of the daily performance of the Dow Jones U.S. Real Estate Index ("DJREI").

b. UltraShort Financials ("SKF Fund"): a double-short leveraged fund, corresponding to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Financials Index ("DJFI").

c. UltraShort Oil and Gas ("DUG Fund"): a double-short leveraged fund, corresponding to twice (200%) the inverse (opposite), of the daily performance of the Dow Jones U.S. Oil & Gas Index ("DJOGI").

d. Ultra Financials ("UYG Fund"): a double-long leveraged fund, corresponding to twice (200%) the daily performance of the Dow Jones U.S. Financials Index ("DJFI").

e. UltraShort S&P 500 ("SDS Fund"): a double-short leveraged fund corresponding to twice (200%) the inverse (opposite) of the daily performance of the S&P500 Index ("S&P 500 Index").

f. UltraShort Emerging Markets ("EEV Fund"): a double-short leveraged fund corresponding to twice (200%) the inverse (opposite) of the daily performance of the MSCI Emerging Markets Index ("MSCI").

g. UltraShort FTSE/Xinhua ("FXP Fund"): a double-short leveraged fund corresponding to twice (200%) the inverse (opposite) of the daily performance of the FTSE/Xinhua China 25 Index ("FTSE").

(The above-referenced Funds are hereinafter referred to as the "subject ProShares double-leveraged Funds" or "the Funds".)

2. The subject ProShares double-leveraged Funds were offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the Funds' shares (the "Class"). The Class and Subclasses are seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

3. The subject ProShares double-leveraged Funds are essentially divided into two categories: Ultra and UltraShort. "Ultra Funds" are double-long leveraged funds; whereas "UltraShort" funds are double-short leveraged funds.

4. Each of the subject ProShares double-leveraged Funds referred to in paragraph 1 is one of the ProShares' Ultra and UltraShort ETFs, hence the labels "Ultra" and "UltraShort."

5. ProShares has touted and solicited investment in its exotic subject ProShares double-leveraged Funds.

6. The subject ProShares double leveraged Funds have not performed in accordance with the reasonable expectations of investors and are a defective securities product.

7. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index and trade like stock. Non-traditional, or so-called "double-leveraged" ETFs have become enormously popular over the last few years,

offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. The ProShares funds have attracted increasingly significant investor assets based upon misrepresentations and material omissions of fact by the Defendants.

8. ProShares is the fifth largest provider of ETFs in the United States and manages approximately 99 percent of the country's leveraged ETFs. ProShares touts its double-leveraged Funds as corresponding to the performance of a benchmark such as the multiple of the price performance or the multiple inverse of the price performance of an index or security.

9. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up by a multiple of the performance of a benchmark when markets go up; UltraShort ETFs are designed to go up by a multiple of the inverse of a benchmark when markets go down.

10. ProShares attracted investors with tempting and seemingly safe alternatives to stocks, namely ProShares Ultra ETFs and ProShares' UltraShort ETFs.

11. ProShares presented their UltraShort Funds as a simple mathematical model using an objective formula to create a portfolio that will produce an inverse two times return, compared to its index. ProShares represented that it would be "simple ... to try to hedge against downturns or seek profit when markets fall." ProShares made seeking shelter from the traditional financial markets sound easy by purchasing their UltraShort Funds. To the contrary, ProShares mathematical model was neither accurate nor simple to execute.

12. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the subject ProShares double-leveraged Funds, purports to use a straightforward mathematical approach to investing. Indeed, ProShares

attributes its rapid growth to the "simplicity" its double-leveraged funds bring to implementing what are represented to be straight forward investment strategies.

13. ProShares represents that its subject ProShares double-leveraged Funds operate successfully based on an objective mathematical approach. ProShares Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

14. In managing the assets of the Funds, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because the subject ProShares double-leveraged Funds offered by ProShares purport to function as a result of reliable math, not subjective criteria.

15. The problem with the subject ProShares double-leveraged Funds, however, is that ProShare's math does not add up and their product does not perform. ProShares failed to disclose with respect to each of the Funds referred to in paragraph one that once an index rises or falls and corresponding ProShares Ultra Funds or UltraShort Funds move in the opposite direction, they no longer share their original mathematical relationship.

16. ProShares failed to adequately disclose that their subjects ProShares double-leveraged Funds are only for daily use. Even Direxion, one of ProShares' main competitors, has gone further, noting on its website that "Direxion Shares ETFs seek daily investment goals and should be used as short term trading vehicles."

17. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs ... typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

18. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

19. Since FINRA's warnings, some brokerage firms including Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs. Edward Jones called ETFs "one of the most misunderstood and potentially dangerous types of ETFs."

20. UBS and many other firms have now also said that it would not trade ETFs that use leverage or sell an underlying asset short or long. Similarly, Raymond James, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional double-leveraged Funds.

21. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . Proceed with extreme caution." The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

22. Both the letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in each of the Funds have been deceived by the notion of directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.

23. The subject ProShares double-leveraged Funds are not a simple investment vehicle, did not go up when its benchmark index went down, and investors in the Funds have been shocked to learn that their supposedly safe hedge has caused them substantial losses. This action alleges that Defendants failed to disclose, *inter alia*, the following risks in the Registration Statement concerning the subject ProShares double-leveraged Funds set forth in paragraph one:

a. Mathematical compounding actually prevents the Funds from achieving their stated investment objective over a period of time greater than one day;

b. Once an index falls and the UltraShort Fund moves in the opposite direction, they no longer share their original mathematical relationship;

c. Wide divergence and/or inverse correlation between the Funds over time would only happen in the rarest of circumstances, and inadvertently if at all;

d. The extent to which performance of the Funds would inevitably diverge from the performance of the index —i.e., the probability, if not certainty, of spectacular tracking error;

e. The severe consequences of high market volatility on the Funds' investment objective and performance;

f. The severe consequences of inherent path dependency in periods of high market volatility on the Funds' performance;

g. The role the Funds play in increasing market volatility, particularly in the last hour of trading;

h. The consequences of the Funds' daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that they are a leveraged ETF;

i. The Funds cause dislocations in the stock market;

j. The Funds offer a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the Funds.

JURISDICTION AND VENUE

24. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act (15 U.S.C. §§77k and 77o).

25. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

26. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b) because Defendants ProShares Trust and ProShares Advisors are headquartered at 7501 Wisconsin Avenue, Bethesda, Maryland and many of the acts and practices complained of herein occurred in substantial part in this District.

27. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

28. Plaintiff, David Bowman, is a resident of the state of Texas, invested assets in the Funds set forth in paragraph one and was damaged thereby, as detailed in the Certification attached hereto as Exhibit A.

29. Plaintiff, James Vidrine, is a resident of the state of Texas, invested assets in the UYG and DUG Funds and was damaged thereby, as detailed in the Certification attached hereto as Exhibit B.

30. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all

U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

31. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the Funds set forth in paragraph one. ProShare Advisors provides investment advice and management services to ProShares and its ETFs. ProShare Advisors oversees the investment and reinvestment of the assets in the Funds. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

32. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the Funds. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the Funds to broker/dealers and, ultimately, shareholders.

33. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

38. The Defendants enumerated in Paragraphs 33-37 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the Funds. The Board of Trustees of ProShares is responsible for the general supervision of all of the Funds. The officers of ProShares are responsible for the day-to-day operations of the Funds.

CLASS ACTION ALLEGATIONS

39. Plaintiffs bring this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the subject ProShares double-leveraged funds named in paragraph one and individual subclasses for persons who purchased each of the Funds pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). The Class includes separate subclasses for purchasers of each of the Funds referred to in paragraph one, including the SRS Fund, the SKF Fund, the DUG Fund, the UYG Fund, the SDS Fund, the EEV Fund and the FXP Fund. (the "Subclasses"). Excluded from the Class and Subclasses are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

40. The members of the Class and Subclasses are so numerous that joinder of all members is impracticable. While the exact number of Class and Subclasses members is unknown to Plaintiffs at this time and can only be ascertained through appropriate discovery, Plaintiffs believe that there are thousands of members in the proposed Class and Subclasses.

41. Plaintiffs' claims are typical of the claims of the members of the Class and Subclasses as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiffs will fairly and adequately protect the interests of the members of the Class and Subclasses and has retained counsel competent and experienced in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and Subclasses, which predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class and Subclasses are:

a. whether the Securities Act was violated by Defendants' acts as alleged herein;

b. whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

c. to what extent the members of the Class and Subclasses have sustained damages and the proper measure of damages.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

45. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

a. ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

b. Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

c. After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

d. Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

ProShares' Non-Traditional or Double-Leveraged ETFs

46. ProShares' non-traditional, double-leveraged ETFs such as the Funds set forth in paragraph one are an even newer breed of exotic ETFs that claim to deliver multiples of the performance or inverse returns of the index or benchmark they track.

47. The non-traditional ProShares ETF Funds set forth in paragraph one seek to achieve a return that is a twice the inverse or upside performance of the underlying index. To accomplish their objectives, ProShares pursues a range of extremely complex investment

strategies through the use of complex swaps, futures contracts and other derivative instruments, the specifics of which have been withheld from Plaintiffs and other members of the Class and Subclasses.

48. ProShares Funds "reset" daily. This results in major "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

ADDITIONAL FACTUAL ALLEGATIONS

49. ProShares describes its UltraShort ETFs as vehicles that "[seek profit from downturns]." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

50. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1 percent in a day, ProShares Short S&P500® should gain 1 percent that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2 percent (before fees and expenses) if the index slips 1 percent in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1 percent in a day, ProShares Short S&P500 should lose 1 percent, and ProShares UltraShort S&P500 should lose 2 percent (again, before fees and

expenses). UltraShort ProShares make it *simple* for you to execute sophisticated strategies designed to manage risk or enhance return potential. (emphasis added)

Q: How are Short ProShares different from short selling?

A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles—or expense—of a margin account. It's as simple as buying a stock.

Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

51. If a class member owns a ProShares UltraShort fund designed to rise by twice as much as its underlying index falls on any given day, holding the fund for more than one day and the longer the trading continues, the greater the divergence from the ProShares promised 2-to-1 results become, as demonstrated below:

	DAY ONE			DAY TWO		
	Starting Value	**Daily % Change**	**Ending Value**	**Daily % Change**	**Ending Value**	**% Change from Start**
INDEX	$100.00	10.0%	$110.00	-9.0%	$100.10	0.1%
FUND	$10.00	-20.0%	$8.00	18.0%	$9.44	-5.6%

52. By the end of day two, although the index is slightly above 100, to fulfill an investor's reasonable expectations, the fund would also have to be back near its starting point. Instead however, from a simple mathematical standpoint, the fund has fallen 5.6 percent in value to $9.44 and the longer the trading continues; the greater divergence from ProShares promised 2-to-1 result.

A. The SRS Fund

53. On or about January 30, 2007 ProShares registered the SRS Fund as an ETF. The SRS Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the DJUSRE.

54. The SRS Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200 percent of the return of the index. The SRS Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the DJUSRE;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJUSRE;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

55. Investors who acquired shares in the SRS Fund during the Class Period thought they were protecting their assets. Indeed, the DJUSRE was down by 39.2 percent in 2008. However, instead of increasing 78.4 percent in value as the DJUSRE declined, the value of the SRS Fund actually fell 48.2 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

56. The SRS Fund is supposed to deliver double the inverse return of the DJUSRE, which fell 48.2 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the real estate market.

57. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

58. The Registration Statement does not disclose that the SRS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SRS Fund, the investment objective of the SRS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SRS Fund would perform precisely the opposite of investors' reasonable expectations.

59. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

60. ProShares cavalierly states that the SRS Fund seeks to replicate double the inverse return of the daily returns of the DJUSRE, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the SRS Fund for more than a day will lead to enormous losses. As

ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the SRS Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares SRS Fund and other Funds' purchasers to sell out of their positions at the end of one day.

61. Furthermore, ProShares does not market the SRS Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the SRS Fund.

62. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

63. ProShares' double-leveraged fund, the SRS Fund, seeks to replicate or double the inverse return of the DJUSRE benchmark, but it is defective and does not do so.

64. For example, the SRS Fund, purchased by the Plaintiff, is supposed to deliver double the inverse return of the DJUSRE Index, which fell approximately 7 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit for investors who anticipated a decline in the performance of the emerging markets. In other words, the SRS Fund should have appreciated by 14 percent during this period. However, the SRS Fund actually fell approximately 68 percent during this period.

Anticipated Returns 1/2/08 – 12/17/08		Actual Returns 1/2/08 – 12/17/08	
DJUSRE Index	**SRS**	**DJUSRE Index**	**SRS**
	78.4 % ↑		
↓ -39.2%		↓ -39.2%	↓ -48.2%

65. Given the extreme tracking error between the performance of the SRS Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The SRS Fund is, therefore, the equivalent of a defective product. The SRS Fund does not do what it was designed to do, represented to do, or advertised to do.

66. The Registration Statement does not disclose that the SRS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SRS Fund, the investment objective of the SRS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SRS Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

67. ProShares attempts to state that the SRS Fund only seeks to replicate double the inverse return of the daily returns of the DJUSRE, noting that it "does not seek to achieve its

stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the SRS Fund. The Defendants failed to warn investors that holding the SRS Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the SRS Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the SRS Fund to sell out of their positions at the end of one day or one trading session.

68. Furthermore, ProShares does not market the SRS Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

B. The SKF Fund

69. On or about January 30, 2007 ProShares registered the SKF Fund as an ETF. The SKF Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the DJFI.

70. The SKF Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200 percent of the return of the index. The SKF Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the DJFI;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJFI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

71. Investors who acquired shares in the SKF Fund during the Class Period thought they were protecting their assets. Indeed, the DJFI was down by 52 percent in 2008. However, instead of increasing 104 percent in value as the DJFI declined, the value of the SKF Fund actually rose 1.06 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

72. The SKF Fund is supposed to deliver double the inverse return of the DJFI, which fell 52 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the financial market.

73. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

74. The Registration Statement does not disclose that the SKF Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SKF Fund, the investment objective of the SKF Fund, and the purpose of ProShares' UltraShort ETFs generally, the SKF Fund would perform precisely the opposite of investors' reasonable expectations.

75. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

76. ProShares cavalierly states that the SKF Fund seeks to replicate double the inverse return of the daily returns of the DJFI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the SKF Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not

day trade the SKF Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares' SKF Fund and other Funds' purchasers to sell out of their positions at the end of one day.

77. Furthermore, ProShares does not market the SKF Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the SKF Fund.

78. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

79. ProShares double-leveraged fund, the SKF Fund, seeks to replicate or double the inverse return of the DJFI benchmark.

80. For example, the SKF Fund, purchased by Plaintiff, is supposed to deliver double the inverse return of the DJFI Index, which rose approximately 0.41 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit for investors who anticipated a decline in the performance of the financial markets. In other words, the SKF Fund should have decreased by 0.82 percent during this period. However, the SKF Fund actually fell approximately 66 percent during this period.

Anticipated Returns 1/2/08 – 12/17/08		Actual Returns 1/2/08 – 12/17/08	
DJFI Index	**SKF**	**DJFI Index**	**SKF**
	102.62 %		1.06%
-51.03%		-51.03 %	

81. Given the extreme tracking error between the performance of the SKF Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The SKF Fund is, therefore, the equivalent of a defective product. The SKF Fund does not do what it was designed to do, represented to do, or advertised to do.

82. The Registration Statement does not disclose that the SKF Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SKF Fund, the investment objective of the SKF Fund, and the purpose of ProShares' UltraShort ETFs generally, the SKF Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

83. ProShares attempts to state that the SKF Fund only seeks to replicate double the inverse return of the daily returns of the DJFI, noting that it "does not seek to achieve its stated

investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the SKF Fund. The Defendants failed to warn investors that holding the SKF Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the SKF Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the SKF Fund to sell out of their positions at the end of one day or one trading session.

84. Furthermore, ProShares does not market the SKF Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

C. The DUG Fund

85. On or about January 30, 2007 ProShares registered the DUG Fund as an ETF. The DUG Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the Dow Jones U.S. Oil & Gas Index.

86. The DUG Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200 percent of the inverse return of the index. The DUG Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the DJOGI;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJOGI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

87. Investors who acquired shares in the DUG Fund during the Class Period thought they were protecting their assets. Indeed, the DJOGI was down by 36 percent in 2008. However, instead of increasing 72 percent in value as the DJOGI declined, the value of the DUG Fund actually fell 12 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

88. The DUG Fund is supposed to deliver double the inverse return of the DJOGI, which fell 0.1 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the U.S. oil and gas market. However the DUG Fund actually fell 26 percent during this period.

89. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to

do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

90. The Registration Statement does not disclose that the DUG Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the DUG Fund, the investment objective of the DUG Fund, and the purpose of ProShares' UltraShort ETFs generally, the DUG Fund would perform precisely the opposite of investors' reasonable expectations.

91. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

92. ProShares cavalierly states that the DUG Fund seeks to replicate double the inverse return of the daily returns of the DJOGI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the DUG Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the DUG Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares DUG Fund and other Funds' purchasers to sell out of their positions at the end of one day.

93. Furthermore, ProShares does not market the DUG Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration

Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the DUG Fund.

94. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

95. ProShares double-leveraged fund, the DUG Fund, seeks to replicate or double the inverse return of the DJOGI benchmark.

96. For example, the DUG Fund is supposed to deliver double the inverse return of the DJOGI Index, which fell approximately 36 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit for investors who anticipated a decline in the performance of the oil and gas market. In other words, the DUG Fund should have appreciated by 72 percent during this period. However, the DUG Fund actually fell approximately 12 percent during this period.


Anticipated Returns
1/2/08 – 12/17/08
Actual Returns
1/2/08 – 12/17/08
DJOGI Index
DUG
DJOGI Index
DUG
72 %
-36%
-36%
-12%

97. Given the extreme tracking error between the performance of the DUG Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The DUG Fund is, therefore, the equivalent of a defective product. The DUG Fund does not do what it was designed to do, represented to do, or advertised to do.

98. The Registration Statement does not disclose that the DUG Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the DUG Fund, the investment objective of the DUG Fund, and the purpose of ProShares' UltraShort ETFs generally, the DUG Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

99. ProShares attempts to state that the DUG Fund only seeks to replicate double the inverse return of the daily returns of the DJOGI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the DUG Fund. The Defendants failed to warn investors that holding the DUG Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the DUG Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the DUG Fund to sell out of their positions at the end of one day or one trading session.

100. Furthermore, ProShares does not market the DUG Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

D. The UYG Fund

101. On or about January 30, 2007 ProShares registered the UYG Fund as an ETF. The UYG Fund seeks investment results, before fees and expenses that correspond to twice the daily performance of the DJFI.

102. The UYG Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200 percent of the return of the index. The UYG Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) of the performance of the DJFI;

b. Committing its assets to investments that, in combination, have economic characteristics that are correlated to those of the DJFI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

103. Investors who acquired shares in the UYG Fund during the Class Period thought they were protecting their assets. Indeed, the DJFI was up by 28 percent in 2009. However, instead of increasing 56 percent in value as the DJFI increased, the value of the UYG Fund actually fell 24 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

104. The UYG Fund is supposed to deliver double the performance return of the DJFI, which rose 28 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit (or an offset against other losses) for investors who anticipated an increase in the financial market.

105. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

106. The Registration Statement does not disclose that the UYG Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the UYG Fund, the investment objective of the UYG Fund, and the purpose of ProShares' UltraShort ETFs generally, the UYG Fund would perform precisely the opposite of investors' reasonable expectations.

107. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

108. ProShares cavalierly states that the UYG Fund seeks to replicate double the performance return of the daily returns of the DJFI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the UYG Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the UYG Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares UYG Fund and other Funds' purchasers to sell out of their positions at the end of one day.

109. Furthermore, ProShares does not market the UYG Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the UYG Fund.

110. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

111. ProShares double-leveraged fund, the UYG Fund, seeks to replicate or double the performance return of the DJFI benchmark.

112. For example, the UYG Fund, purchased by the Plaintiff, is supposed to deliver double the performance return of the DJFI Index, which rose approximately 28 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit for investors who anticipated an increase in the performance of the financial market. In other words, the UYG Fund should have appreciated by 56 percent during this period. However, the UYG Fund actually fell approximately 24 percent during this period.


Anticipated Returns
1/2/09 – 7/31/09
Actual Returns
1/2/09 – 7/31/09
DJFI Index
UYG
DJFI Index
UYG
56 %
28%
28%
-24 %

113. Given the extreme tracking error between the performance of the UYG Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The UYG Fund is, therefore, the equivalent of a defective product. The UYG Fund does not do what it was designed to do, represented to do, or advertised to do.

114. The Registration Statement does not disclose that the UYG Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the UYG Fund, the investment objective of the UYG Fund, and the purpose of ProShares' UltraShort ETFs generally, the UYG Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

115. ProShares attempts to state that the UYG Fund only seeks to replicate double the performance return of the daily returns of the DJFI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the UYG Fund. The Defendants failed to warn investors that holding the UYG Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the UYG Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the UYG Fund to sell out of their positions at the end of one day or one trading session.

116. Furthermore, ProShares does not market the UYG Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

E. The SDS Fund

117. On or about July 11, 2006 ProShares registered the SDS Fund as an ETF. The SDS Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the S&P 500 Index.

118. The SDS Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as 200 percent of the inverse return of the index. The SDS Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) of the inverse performance of the S&P 500 Index;

b. Committing its assets to investments that, in combination, have economic characteristics that are correlated to those of the S&P 500 Index;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

119. Investors who acquired shares in the SDS Fund during the Class Period thought they were protecting their assets. Indeed, the S&P 500 Index was up by 6 percent from January 2, 2009 through July 31, 2009. However, instead of decreasing 12 percent in value as the S&P 500 Index increased, the value of the SDS Fund actually fell 29 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

120. The SDS Fund is supposed to deliver double the inverse return of the S&P 500 Index, which increased 6 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit (or an offset against other losses) for investors who anticipated an decrease in the S&P 500 Index.

121. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

122. The Registration Statement does not disclose that the SDS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SDS Fund, the investment objective of the SDS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SDS Fund would perform precisely the opposite of investors' reasonable expectations.

123. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

124. ProShares cavalierly states that the SDS Fund seeks to replicate double the inverse return of the daily returns of the S&P 500 Index, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the SDS Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the SDS Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares SDS Fund and other Funds' purchasers to sell out of their positions at the end of one day.

125. Furthermore, ProShares does not market the SDS Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the SDS Fund.

126. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

127. ProShares double-leveraged fund, the SDS Fund, seeks to replicate or double the performance return of the S&P 500 Index benchmark.

128. For example, the SDS Fund, purchased by the Plaintiff, is supposed to deliver double the inverse return of the S&P 500 Index, which increased approximately 6 percent from January 2, 2009 through July 31, 2009, ostensibly creating a profit for investors who anticipated a decline in the performance of the S&P 500 Index. However, the SDS Fund actually fell approximately 29 percent during this period.

Anticipated Returns 1/2/09 – 7/31/09		**Actual Returns 1/2/09 – 7/31/09**	
S&P500 Index	**SDS**	**S&P500 Index**	**SDS**
6%		6%	
	-12%		-29 %

129. Given the extreme tracking error between the performance of the SDS Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The SDS Fund is, therefore, the equivalent of a defective product. The SDS Fund does not do what it was designed to do, represented to do, or advertised to do.

130. The Registration Statement does not disclose that the SDS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SDS Fund, the investment objective of the SDS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SDS Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

131. ProShares attempts to state that the SDS Fund only seeks to replicate double the performance return of the daily returns of the S&P500I, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the SDS Fund. The Defendants failed to warn investors that holding the SDS Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the SDS Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the SDS Fund to sell out of their positions at the end of one day or one trading session.

132. Furthermore, ProShares does not market the SDS Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

F. The EEV Fund

133. On or about October 30, 2007, ProShares registered the EEV Fund as an ETF. The EEV Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the MSCI.

134. The EEV Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as —200 percent of the return of the index. The EEV Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the MSCI;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the MSCI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

135. Investors who acquired shares in the EEV Fund during the Class Period thought they were protecting their assets. Indeed, the MSCI was down by 52 percent in 2008. However, instead of increasing 104 percent in value as the MSCI declined, the value of the EEV Fund actually fell 30 percent (a 134 percent short fall), causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

136. The EEV Fund is supposed to deliver double the inverse return of the MSCI, which fell 52 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the emerging markets.

137. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

138. The Registration Statement does not disclose that the EEV Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the purpose of ProShares' UltraShort ETFs generally, the EEV Fund would perform precisely the opposite of investors' reasonable expectations.

139. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

140. ProShares cavalierly states that the EEV Fund seeks to replicate double the inverse return of the daily returns of the MSCI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the EEV Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the EEV Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares EEV Fund and other Funds' purchasers to sell out of their positions at the end of one day.

141. Furthermore, ProShares does not market the EEV Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the EEV Fund.

142. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

143. ProShares' double-leveraged fund, the EEV Fund, seeks to replicate or double the inverse return of the MSCI benchmark.

144. For example, the EEV Fund, purchased by the Plaintiff, is supposed to deliver double the inverse return of the MSCI Index, which fell approximately 52 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit for investors who anticipated a decline in the performance of the emerging markets. In other words, the EEV Fund should have appreciated by 104 percent during this period. However, the EEV Fund actually fell approximately 30 percent (a 134 percent shortfall) during this period.

Anticipated Returns 1/2/08 – 12/17/08		Actual Returns 1/2/08 – 12/17/08	
MSCI Index	**EEV**	**MSCI Index**	**EEV**
	104%		
-52%		-52%	-30%

145. Given the extreme tracking error between the performance of the EEV Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The EEV Fund is, therefore, the equivalent of a defective product. The EEV Fund does not do what it was designed to do, represented to do, or advertised to do.

146. The Registration Statement does not disclose that the EEV Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the purpose of ProShares' UltraShort ETFs generally, the EEV Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

147. ProShares attempts to state that the EEV Fund only seeks to replicate double the inverse return of the daily returns of the MSCI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the EEV Fund. The Defendants failed to warn investors that holding the EEV Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the EEV Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the EEV Fund to sell out of their positions at the end of one day or one trading session.

148. Furthermore, ProShares does not market the EEV Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

G. The FXP Fund

149. On or about November 6, 2007 ProShares registered the UltraShort FTSE/Xinhua Chinese 25 ProShares FXP Fund as an ETF. The FXP Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the FTSE.

150. The FXP Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as —200 percent of the return of the index. The FXP Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the FTSE;

b. Committing its assets to investments that, in combination, have economic characteristics that are inverse to those of the FTSE;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

151. Investors who acquired shares in the FXP Fund during the Class Period thought they were protecting their assets. Indeed, the FTSE was down by 47 percent in 2008. However, instead of increasing 92 percent in value as the FTSE declined, the value of the FXP Fund actually fell 57 percent, causing Plaintiffs and the Class losses even though, directionally speaking, they invested correctly.

152. The FXP Fund is supposed to deliver double the inverse return of the FTSE, which fell 47 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the Chinese financial markets.

153. Given this dramatic tracking error, the fact that Plaintiffs and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

154. The Registration Statement does not disclose that the FXP Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the FXP Fund, the investment objective of the FXP Fund, and the purpose of ProShares' UltraShort ETFs generally, the FXP Fund would perform precisely the opposite of investors' reasonable expectations.

155. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

156. ProShares cavalierly states that the FXP Fund seeks to replicate double the inverse return of the daily returns of the FTSE, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the FXP Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the FXP Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares FXP Fund and other Funds' purchasers to sell out of their positions at the end of one day.

157. Furthermore, ProShares does not market the FXP Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the FXP Fund.

158. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

159. ProShares' double-leveraged fund, the FXP Fund, seeks to replicate or double the inverse return of the FTSE benchmark.

160. For example, the FXP Fund, purchased by the Plaintiff, is supposed to deliver double the inverse return of the FTSE Index, which fell approximately 47 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit for investors who anticipated a decline in the performance of the emerging markets. In other words, the FXP Fund should have appreciated by 92 percent during this period. However, the FXP Fund actually fell approximately 57 percent during this period.

Anticipated Returns 1/2/08 – 12/17/08		**Actual Returns 1/2/08 – 12/17/08**	
FTSE Index	**FXP**	**FTSE Index**	**FXP**
	92 %		
-47%		-47%	-57%

161. Given the extreme tracking error between the performance of the FXP Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The FXP Fund is, therefore, the equivalent of a defective product. The FXP Fund does not do what it was designed to do, represented to do, or advertised to do.

162. The Registration Statement does not disclose that the FXP Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the FXP Fund, the investment objective of the FXP Fund, and the purpose of ProShares' UltraShort ETFs generally, the FXP Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

163. ProShares attempts to state that the FXP Fund only seeks to replicate double the inverse return of the daily returns of the FTSE, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed Class of the material risks of investing in the FXP Fund. The Defendants failed to warn investors that holding the FXP Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the FXP Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the FXP Fund to sell out of their positions at the end of one day or one trading session.

164. For example, if you invested in the ProShares UltraShort FTSE/Xinhua China 25 (FXP) represented by ProShares to go up by as much as twice the percentage that the FTSE/Xinhua China 25 Index falls on a given day, Plaintiff and class members were stunned by the contrary results.

165. For example, when Chinese stocks crashed by over 34 percent during the class period, a reasonable investor expected the Fund to rise approximately 68 percent. Instead however, the ProShares FXP Fund dropped 56 percent and the return was -56 percent, instead of 68 percent.

166. ProShares failed to disclose that the UltraShort FXP Fund is based on **only** the **daily performance** of the underlying index, not based upon long-term returns. ProShares failed to disclose and fully explain that once an index rises or falls and as corresponding respective ProShares Ultra Fund or UltraShort Fund moves in the opposite direction, they no longer share

their original mathematical relationship. In sum, relative performance does not hold after day one.

167. For periods of greater than one day, divergences can worsen. ProShares now belatedly admits that their Ultra and UltraShort Funds are probably not a good long-term investment.

168. Furthermore, ProShares does not market the FXP Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

H. The False and Misleading Registration Statement

169. On August 30, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, which incorporates by reference ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares' Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

170. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed: ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the

index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200 percent or -200 percent) will not generally equal a fund's performance over that same period. ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

171. The disclosures and representations made by the Defendants in the Registration Statement and Prospectus were false and/or misleading because they failed to disclose:

a. Mathematical compounding actually prevents the Funds from achieving their stated investment objective over a period of time greater than one day;

b. Once the applicable index falls and the ProShares Funds moves in the opposite direction, they no longer share their original mathematical relationship;

c. Inverse correlation between the Funds and the index over time would only happen in the rarest of circumstances, and inadvertently if at all;

d. The extent to which performance of the Funds would inevitably diverge from the performance of the applicable index —i.e., the probability, if not certainty, of spectacular tracking error;

e. The severe consequences of high market volatility on the Funds' investment objective and performance;

f. The severe consequences of inherent path dependency in periods of high market volatility on the Funds' performance;

g. The role the Funds play in increasing market volatility, particularly in the last hour of trading;

h. The consequences of the Funds' daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;

i. The Funds cause dislocations in the stock market;

j. The Funds offer a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the Funds.

172. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the Funds from achieving its stated investment objective over a period of time greater than one day. ProShares' affiliate, ProShares Trust 115, disclosed this material fact in a Form 10-K filed with the SEC on March 31, 2009 ("The Funds do not seek to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results.").

173. Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading given the virtual impossibility of the Funds' ability to correlate to the applicable index over time.

174. ProShares Trust II is a Delaware statutory trust formed on October 9, 2007, and is a commodity pool as defined in the Commodity Exchange Act. ProShares Trust II is currently organized into separate series of ETFs, just like ProShares. ProShares Trust II employs the same purportedly formulaic model as ProShares.

175. By its very construct, the Funds set forth in paragraph one, actually exacerbate volatility, thus directly contributing to their own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, ProShares eliminates an

"out" for the market maker, causing the market maker to actively hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily with sellers, and price discovery is reached. However, when you set up a specifically double-leveraged instrument, rather than one common product that people can be either long or short on, an ETF contributes to dislocations. Moreover, ProShares purposefully segments the Ultra and UltraShorts, and that, by definition, creates illiquidity. ProShares failed to sufficiently disclose as much to Plaintiffs and the Class.

176. ProShares' feeble attempt to explain the relationship between compounding and volatility vis-a-viz an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced"—does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors.

177. Prospective and actual investors in ProShares have been misled. The Funds are not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them. Double-leveraged ETFs, such as the Funds set forth in paragraph one, do not constitute a suitable or solid investment or hedging strategy for investors

who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiffs and the Class.

I. Red Flags Raised by FINRA & Others

178. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading....

179. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA' s radar screen."

180. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a

longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

181. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

182. On July 21, 2009, as reported by the Wall Street Journal in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the EEV Fund. Edward Jones called ETFs like the EEV Fund "one of the most misunderstood and potentially dangerous types of ETFs."

183. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

184. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs.

Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution." The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

COUNT I

VIOLATIONS OF § 11 OF THE 1933 ACT AGAINST ALL DEFENDANTS

185. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class and each of the Subclasses, against all Defendants.

186. Plaintiffs incorporate by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

187. ProShares is the issuer of the shares in the Funds set forth in paragraph one and sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

188. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief

that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

189. As signatories or authorizers of the Registration Statement, directors, officers of the Funds or controlling persons of the issuer, the Defendants owed the purchasers of the shares of the Funds, including Plaintiffs and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to the Plaintiffs and the Class.

190. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for each of the Funds' shares was artificially inflated, and Plaintiffs and the Class suffered substantial damages in connection with the purchase thereof. Plaintiffs and the Class all purchased the Funds stock or shares in the Funds issued pursuant and/or traceable to the Registration Statement.

191. Plaintiffs and other members of the Class purchased or otherwise acquired their shares or shares in the ProShares Funds without knowledge of the untruths or omissions alleged herein. Plaintiffs and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

192. At the time of their purchases of their shares, Plaintiffs and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than one year has elapsed from the time that Plaintiffs discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiffs filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiffs filed this complaint.

COUNT II

VIOLATIONS OF § 15 OF THE SECURITIES ACT AGAINST THE INDIVIDUAL DEFENDANTS

193. Plaintiffs incorporate by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

194. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

195. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiffs and the other members of the Class and each of the Subclasses have suffered damages in connection with their purchases of the Funds referred to in paragraph one.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiffs as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiffs and the other Class Members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiffs and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY TRIAL DEMANDED

Plaintiffs hereby demand a trial by jury.

DATED: September 21, 2009

Respectfully submitted,

Charles J. Piven - Bar No. 00967
Yelena Trepetin – Bar No. 28706
BROWER PIVEN
A Professional Corporation
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
T: (410) 332-0030
F: (410) 685-1300
piven@browerpiven.com
trepetin@browerpiven.com

Kenneth G. Gilman, Esq.
GILMAN AND PASTOR, LLP
16 Fourteenth Avenue
Wareham, Mass. 02571
T: (508) 291-8400
F: (508) 291-3258
kgilman@gilmanpastor.com

Plaintiff David Bowman
Exhibit A

Trade Date	Name of Fund	Type of Trade	# of Shares	Price
2/10/2009	DUG	BOUGHT	465	22.40
2/11/2009	DUG	SOLD	230	24.60
2/12/2009	DUG	SOLD	235	25.22
3/12/2009	FXP	BOUGHT	295	35.52
3/12/2009	SCO	BOUGHT	260	39.92
3/12/2009	SKF	BOUGHT	65	163.38
3/12/2009	SRS	BOUGHT	150	69.80
4/1/2009	FXP	BOUGHT	195	26.10
4/1/2009	SKF	BOUGHT	50	98.16
4/2/2009	FXP	SOLD	195	23.01
4/2/2009	SKF	SOLD	50	85.38
4/2/2009	SRS	BOUGHT	100	46.25
4/2/2009	SRS	BOUGHT	165	46.10
4/7/2009	SRS	SOLD	100	44.50
8/18/2009	SCO	BOUGHT	570	17.47
8/20/2009	SKF	BOUGHT	350	28.60

Plaintiff James Vidrine
Exhibit A

Trade Date	Name of Fund	Type of Trade	# of Shares	Price
9/22/2008	UYG	Bought	5,000	20.01
10/6/2008	UYG	Bought	5,000	13.87
3/4/2009	UYG	Sold	10,000	1.81
4/1/2009	DUG	Bought	1,000	25.57
4/2/2009	DUG	Bought	2,000	23.04

40 33

JUDGE CROTTY

09 CIV 7392

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

JACK MCBRIDE, on Behalf of Himself and all Others Similarly Situated,

Plaintiff,

v.

PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER,

Defendants.

CIVIL ACTION NO. ____________

JURY TRIAL DEMANDED

CLASS ACTION COMPLAINT

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, allege the following, based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

I. SUMMARY OF ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the UltraShort Real Estate ProShares fund (the "SRS Fund"), an exchange-traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SRS Fund's shares (the "Class"). The Class is seeking to pursue remedies

under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares consists of a series of ETFs, including the SRS Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds that track a particular stock index and trade like stock. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SRS Fund, have exploded in popularity over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. Available in a number of different forms, non-traditional ETFs have attracted increasingly significant investor assets.

3. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFs. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark-such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance-of an index or security. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

4. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down. The SRS Fund is one of ProShares' UltraShort ETFs, hence its eponym.

5. When the financial and real estate markets began to decline, in the summer of 2007, investors who wanted to create their own hedges or speculate that a sector would decline found a tempting and seemingly safe alternative in ProShares' UltraShort ETFs. By making it "simple ... to try to hedge against downturns or seek profit when markets fall," ProShares made

seeking profit from the financial decline sound easy. Consequently, in the wake of an unprecedented drop in housing prices accompanied by major disruptions in the credit and capital markets, Plaintiff and other investors seeking to short U.S. real estate were attracted to the SRS Fund based on its clear directive.

6. The SRS Fund seeks investment results that correspond to twice the inverse (-200%) daily performance of the Dow Jones U.S. Real Estate Index ("DJREI"), which measures the performance of the real estate sector of the U.S. equity market. The SRS Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as -200% of the daily return of the DJREI.

7. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SRS Fund, purports to use a straightforward mathematical approach to investing. Indeed, Pro Shares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

8. ProShares represents that its ETFs operate successfully based on an objective mathematical approach. ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

9. In managing the assets of the SRS Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of reliable math, not subjective acumen.

10. The SRS Fund is supposed to deliver double the inverse return of the DJREI, which fell approximately 39.2 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit for investors who anticipated a decline in the U.S. real estate market. In other words, the SRS Fund should have appreciated by 78.4 percent during this period. However, the SRS Fund actually fell approximately 48.2 percent during this period-the antithesis of a directional play.

11. The spectacular divergence (hereinafter referred to as "tracking error") of the SRS Fund has gotten worse in 2009. In 2009, through July 30, 2009, the DJREI has fallen approximately 7.4 percent. Rather than increase 14.8 percent (double the inverse), amazingly, the SRS Fund has also fallen approximately 68 percent. There has been no directional correlation over time whatsoever.

12. Given the spectacular tracking error between the performance of the SRS Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The SRS Fund is, therefore, the equivalent of a defective product. The SRS Fund does not do what it was designed to do, represented to do, or advertised to do.

13. The Registration Statement does not disclose that the SRS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SRS Fund, the investment objective of the SRS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SRS Fund would perform precisely the opposite of investors' reasonable expectations.

14. ProShares cavalierly states that the SRS Fund seeks to replicate double the inverse return of the daily returns of the DJREI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn investors that holding the SRS Fund for more than a day will most certainly lead to enormous losses. In fact, ProShares could not make that statement and remain in business with respect to the SRS Fund. As ProShares knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the SRS Fund. Moreover, it is virtually economically impossible for all SRS Fund purchasers to sell out of their positions at the end of one day.

15. Furthermore, ProShares does not market the SRS Fund or its other ETFs as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1 -year, 3 -year, 5 -year, and 10 year periods, indicating that long term investing in the SRS Fund is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its UltraShort ETFs. Accordingly, ProShares' "greater than one day" risk disclosure is tantamount to a kennel selling a dog that is a cat while disclosing that the dog may have defects.

16. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs, including the SRS Fund, are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further, noting on its website that "Direxion Shares ETFs seek daily investment goals and should be used as short term trading vehicles."

17. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") fired a warning flare with the issuance of Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs ... typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

18. The FINRA Notice also applied NASD Rule 2310 that "requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made." As applied to leveraged and inverse ETFs, this means that "firm must understand the terms and features of the funds, including how they are designed to perform, how they achieve that objective, and the impact that market volatility, the ETF's use of leverage, and the customer's intended holding period will have on their performance."

19. In applying NASD Rule 2210, the FINRA Notice required that "all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading."

20. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis-but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear

results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

21. Since FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SRS Fund. Edward Jones called ETFs like the SRS Fund "one of the most misunderstood and potentially dangerous types of ETFs." (Emphasis added).

22. UBS has now also said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional ETFs.

23. In a June 30, 2009, research report, Morgan Stanley advised that leveraged and leveraged inverse ETFs are "not appropriate for most investors...." In that same research report, Morgan Stanley warned that "As a result of the daily 're-leveraging' or 'deleveraging,' leveraged and leveraged inverse ETFs are likely to significantly underperform point to point returns of their benchmark index in volatile-trendless markets."

24. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution." (Emphasis

added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

25. Federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in ProShares have been deceived by the notion of directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[1] ProShares lured investors with the illusion that the SRS Fund would go up if the DJREI went down. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[2]

26. The SRS Fund is not a simple investment vehicle, did not go up when its benchmark index went down, and investors in the SRS Fund have been shocked to learn that their supposedly safe hedge has caused them substantial losses. This action alleges that Defendants failed to disclose, inter alia, the following risks in the Registration Statement:

- Inverse correlation between the SRS Fund and the DJREI over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the SRS Fund would inevitably diverge from the performance of the DJREI – i.e. the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the SRS Fund's investment objective and performance;
- The severe consequences of inherent path dependency[3] in periods of high

[1] *SEC v. Ralston Purina Co.*, 346 U.S. 119, 124 (1953).

[2] *SEC v. Great American Industries, Inc.*, 407 F.2d 453, 463 (2d Cir. 1968).

[3] Path dependence explains how the set of decisions one faces for any given circumstance is limited by (continued...)

market volatility on the SRS Fund's performance;

- The role the SRS Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the SRS Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The SRS Fund causes dislocations in the stock market;
- The SRS Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SRS Fund.

II. JURISDICTION AND VENUE

27. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§77k and 77o].

28. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

29. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SRS Fund trade in this District on the American Stock Exchange.

30. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not

(...continued)

the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (e.g., Nelson & Winter 1982).

limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

III. PARTIES

31. Plaintiff Jack McBride, a resident of the state of Michigan, invested assets in the SRS Fund and was damaged thereby, as detailed in the annexed Certification.

32. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

33. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SRS Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the SRS Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SRS Fund. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

34. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the SRS Fund. SEI has

been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SRS Fund to broker/dealers and, ultimately, shareholders.

35. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

36. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

37. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

38. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

39. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

40. The defendants enumerated in Paragraphs 33-37 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the SRS Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SRS Fund. The officers of ProShares are responsible for the day-to-day operations of the SRS Fund.

IV. PLAINTIFF'S CLASS ACTION ALLEGATIONS

41. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SRS Fund pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate

families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

42. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

43. Plaintiffs claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

44. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

45. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

46. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually

redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

A. Traditional ETFs

47. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

48. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

B. Non-Traditional/Leveraged ETFs

49. Non-traditional, or leveraged ETFs-sometimes referred to as "exotic" ETFs–are an even newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they

seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

50. Some non-traditional ETFs, such as the SRS Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

51. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

52. ProShares describes its UltraShort ETFs as vehicles that "[sleek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

53. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short Pro Shares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> Q: How are Short ProShares different from short selling?
>
> A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles-or expense-of a margin account. It's as simple as buying a stock. (Emphasis added).

Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

B. <u>The SRS Fund</u>

54. On or about January 30, 2007, ProShares registered the SRS Fund as an ETF. The SRS Fund seeks investment results, before fees and expenses, that correspond to twice the inverse daily performance of the DJREI. The DJREI is a float-adjusted capitalization-weighted, real-time index that provides a broad measure of the U.S. real estate securities market. The component companies of the DJREI include those that invest directly or indirectly through development, management or ownership of shopping malls, apartment buildings and housing

developments, and real estate investment trusts ("REITs") that invest in apartments, office and retail properties.

55. The SRS Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as -200% of the daily return of the index. The SRS Fund's principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the DJREI;

- Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJREI;

- Employing leveraged investment techniques in seeking its investment objective;

- Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

- Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. Because all of the securities included in the Index are issued by companies in the real estate industry group, the Fund will be concentrated approximately 100% in the real estate industry.

56. Investors who acquired shares in the SRS Fund during the Class Period thought they were protecting their assets by hedging against the unprecedented drop in housing prices across the United States. Indeed, the DJREI was down by 50 percent in 2008, and it has continued to decline in 2009. However, instead of increasing in value as the DJREI declined, the value of the SRS Fund also declined, thereby causing financial losses to Plaintiff and the Class even though, directionally speaking, they invested correctly.

57. The SRS Fund is supposed to deliver double the inverse return of the DJREI, which fel1 39.2 percent from January 2, 2008 through December 17, 2008, ostensibly creating a

profit (or an offset against other losses) for investors who anticipated a decline in the U.S. real estate market. The SRS Fund, however, actually fell 48.2 percent over the same period.

58. The tracking error between anticipated and actual performance has increased in 2009. In 2009, through July 30, 2009, the DJREI has fallen approximately 7.4 percent. Further revealing its dysfunction, the SRS Fund has also fallen approximately 68 percent.

59. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The SRS Fund is, therefore, the equivalent of a defective product. The SRS Fund does not do what it was designed to do, represented to do, or advertised to do.

60. The Registration Statement does not disclose that the SRS Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SRS Fund, the investment objective of the SRS Fund, and the purpose of ProShares' UltraShort ETFs generally, the SRS Fund would perform precisely the opposite of investors' reasonable expectations.

61. ProShares cavalierly states that the SRS Fund seeks to replicate double the inverse return of the daily returns of the DJREI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding SRS Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the SRS Fund. In fact, it is virtually economically impossible for all SRS Fund purchasers to sell out of their positions at the end of one day.

62. Furthermore, ProShares does not market the SRS Fund or its other ETFs as day trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1year, 3 -year, 5 -year, and 10 year periods. There are no temporal limits placed on investors in the SRS Fund.

63. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

C. <u>The False and Misleading Registration Statement</u>

64. On August 30, 2006, ProShares filed a Registration Statement with the SEC onForm N1-A, which incorporates by reference ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

65. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed:

> The UltraShort Real Estate ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200% or -200%) will not generally equal a fund's performance over that

same period.

* * *

Volatility Risk UltraShort Real Estate ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses. (Emphasis added).

66. In the January 23, 2007 Prospectus, ProShares stated:

Over time, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying Index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying Index. In addition, in trendless or flat markets it is expected that the Fund will underperform its benchmark Index.

* * *

Volatility Risk UltraShort Real Estate ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses. (Emphasis added).

67. In its Annual Report, as of May 31, 2008, ProShares disclosed the following:

Compounding of Daily Returns and Volatility: ProShares ETFs are designed to provide either 200%, -200% or -100% of index performance on a daily basis (before fees and expenses). A common misconception is that the Funds also should provide 200%, -200% or -100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that would result from such an expectation.... This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace. (Emphasis added).

68. The Statement of Additional Information to the October 1, 2008 Prospectus depicts three tables intended to illustrate: (a) estimated fund return over one year when the fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index; (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (-100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to twice the inverse (-200%) of the daily performance of an index. Without additional narrative or explanation, ProShares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged Fund. However, these tables, just as the other disclosures in the Registration Statement, are insufficient to explain the miserable failure of the SRS Fund as a term trade or hedge.

69. All of the above discussed disclosures were false and/or misleading because they failed to disclose:

- Inverse correlation between the SRS Fund and the DJREI over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the SRS Fund would inevitably diverge from the performance of the DJREI - i.e., the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the SRS Fund's investment objective and performance;
- The severe consequences of inherent path dependency[4] in periods of high

[4] Path dependence explains how the set of decisions one faces for any given circumstance is limited by the decisions one has made in the past, even though past circumstances may no longer be relevant. Path (continued...)

market volatility on the SRS Fund's performance;

- The role the SRS Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the SRS Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The SRS Fund causes dislocations in the stock market;
- The SRS Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SRS Fund.

70. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the SRS Fund from achieving its stated investment objective over a period of time greater than one day. ProShares' affiliate, ProShares Trust II[5], disclosed this material fact in a Form 10-K filed with the SEC on March 31, 2009 ("The Funds do not seek to achieve their stated investment objective over a period of time greater than one day ***because mathematical compounding prevents the Funds from achieving such results***.") (Emphasis added). Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not

(...continued)

dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (e.g., Nelson & Winter 1982).

[5] ProShares Trust II is a Delaware statutory trust formed on October 9, 2007, and is a commodity pool as defined in the Commodity Exchange Act. ProShares Trust II is currently organized into separate series of ETFs, just like ProShares. ProShares Trust II employs the same purportedly formulaic model as ProShares.

generally" equal a fund's performance over that same period are misleading given the virtual *impossibility* of the SRS Fund's ability to correlate to the DJREI over time.

71. By its very construct, the SRS Fund actually exacerbates volatility, thus directly contributing to its own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, ProShares eliminates an "out" for the market maker, causing the market maker to actively hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily with sellers, and price discovery is reached. However, when you set up a specifically one-sided instrument, rather than one common product that people can be either long or short on, an ETF contributes to dislocations. ProShares purposefully segments the longs and the shorts, and that, by definition, creates illiquidity. ProShares failed to sufficiently disclose as much to Plaintiff and the Class.

72. ProShares' feeble attempt to explain the relationship between compounding and volatility-vis-a-vis an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced"-does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF such as the SRS Fund, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

73. Prospective and actual investors in ProShares have been misled. The SRS Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions."[6] The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[7] Leveraged and inverse ETFs such as the SRS Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

D. **Red Flags Raised by FINRA & Others**

74. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *

[6] *SEC v. Ralston Purina Co.*, *supra*, n. 1

[7] *SEC v. Great American Industries, Inc.*, *supra*, n. 2.

Communications With the Public

> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading****....* (Emphasis added).

75. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis added).

76. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis-but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

77. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

78. On July 21, 2009, as reported by the Wall Street Journal in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted

the sale of its non-traditional, leveraged ETFs, such as the SRS Fund. Edward Jones called ETFs like the SRS Fund ***"one of the most misunderstood and potentially dangerous types of ETFs."*** (Emphasis added).

79. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

80. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that ***"while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution."*** (Emphasis added). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

81. On August 1, 2009, Reuters reported that Massachusetts subpoenaed four major financial institutions seeking details as to how leveraged ETFs are marketed and sold.

82. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: ***"Hedges [like the SRS Fund] aren't supposed to become less trustworthy when you really need them."*** (Emphasis added).

COUNT I
(Violations of § 11 of the 1933 Act Against All Defendants)

83. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

84. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

85. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

86. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

87. As signatories or authorizers of the Registration Statement, directors, officers of the SRS Fund or controlling persons of the issuer, the Defendants owed the purchasers of SRS shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

88. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for SRS shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof. Plaintiff and the Class all purchased SRS stock issued pursuant and/or traceable to the Registration Statement.

89. Plaintiff and other members of the Class purchased or otherwise acquired their SRS shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

90. At the time of their purchases of SRS shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2008. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts

upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II
(Violations of § 15 of the Securities Act Against the Individual Defendants)

91. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

92. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

93. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SRS Fund.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for relief and judgment, as follows:

A. determining that this action is a proper class action, designating Plaintiff as Lead Plaintiff and certifying Plaintiff as Class Representative under Rule 23 of the Federal Rules of Civil Procedure and Plaintiff's counsel as Class Counsel;

B. awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages to Plaintiff and members of the Class;

D. awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

E. such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Pursuant to Federal Rule of Civil Procedure 38(a), plaintiff hereby demands a trial by jury of all issues so triable.

Dated: August 21, 2009

WOLF HALDENSTEIN ADLER
FREEMAN & HERZ LLP

By: Gregory M. Nespole

Gregory M. Nespole (GN 6820)
Mark C. Rifkin
Russell S. Miness
270 Madison Avenue
New York, NY 10016
Telephone: (212) 545-4600
Facsimile: (212) 545-4653

LAW OFFICES OF BRUCE G. MURPHY
Bruce G. Murphy
265 Llwyds Lane
Vero Beach, FL 32963
Telephone: (772) 231-4202

CERTIFICATION OF NAMED PLAINTIFF
PURSUANT TO FEDERAL SECURITIES LAWS

I, Jack McBride ("Plaintiff") declare the following claims asserted under the federal securities laws, that:

1. Plaintiff has reviewed the complaint and authorized its filing. Plaintiff retains the Law Offices of Bruce G. Murphy, P.C. and such co-counsel it deems appropriate to associate with to pursue such action on a contingent fee basis.

2. Plaintiff did not acquire the securities that are the subject of this action at the direction of plaintiff's counsel or in order to participate in this private action or any other litigation under the federal securities laws.

3. Plaintiff is willing to serve as a representative party on behalf of the class, including providing testimony at deposition and trial, if necessary.

4. Plaintiff has made the following transaction(s) during the Class Period in the securities that are the subject of this action:

No. of Shares	Stock Symbol	Buy/Sell	Date	Price Per Share
500	SRS	B	7-20-09	18.8178
500	SRS	S	7-30-09	15.3200

Please list other transactions on a separate sheet of paper, if necessary.

5. During the three years prior to the date of this Certificate, Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws except as detailed below:

6. The Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff's pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the court.

I declare under penalty of perjury that the foregoing is true and correct.

Executed this 10 day of August, 2009

Signature

Jack McBride
Print Name

4033

09 CV 7505

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

MITCHELL HIRTH, on behalf of himself and all others similarly situated, Plaintiff, — against — PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., MICHAEL L. SAPIR, LOUIS M. MAYBERG, RUSSELL S. REYNOLDS, III, MICHAEL WACHS, and SIMON COLLIER, Defendants.	**CLASS ACTION** **COMPLAINT FOR VIOLATIONS OF THE FEDERAL SECURITIES LAWS** **JURY TRIAL DEMANDED**

Plaintiff, Mitchell Hirth, individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), and reports published in the press.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the UltraShort Real Estate ProShares fund (the "SRS Fund"), an exchange-traded fund ("ETF") offered by Defendant ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and/or Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SRS Fund's shares (the "Class").

Plaintiff is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

2. ProShares consists of a portfolio of 89 ETFs, including the SRS Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index. After being issued, shares in the ETFs are bought and sold on secondary exchanges, or aftermarkets, such as the New York Stock Exchange or NASDAQ.

3. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SRS Fund, have attracted increasingly significant investor assets.

4. Proshares manages approximately 99 percent of the country's short and leveraged ETFs and, overall, it is the fifth largest provider of ETFs in the United States. ProShares designs each of its ETFs to correspond to the performance of a daily benchmark—such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance—of an index or security.

5. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

6. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down.

7. The SRS Fund is one of ProShares' UltraShort ETFs.

8. In the summer of 2007, mortgage delinquencies and foreclosures in the United States began to dramatically increase. By making it "simple … to try to hedge

against downturns or seek profit when markets fall," ProShares made seeking shelter from the financial downturn sound easy.

9. The SRS Fund seeks investment results that correspond to twice the inverse (-200%) daily performance of the Dow Jones U.S. Real Estate Index ("DJREI"), which measures the performance of the real estate sector of the U.S. equity market. The SRS Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as –200% of the daily return of the DJREI.

10. ProShares describes its strategy as "simple" to execute. Defendant ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SRS Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies. ProShares states that ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to advising ProShares to invest assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

11. The Registration statement misled investors that the SRS Fund would deliver double the inverse return of the DJREI.

12. For example, the DJREI fell approximately 39.2 percent from January 2, 2008, through December 17, 2008, and investors were mislead that the SRS Fund should have appreciated by approximately 78.4 percent during this period.

13. However, the SRS Fund actually fell approximately 48.2 percent during this period.

14. Likewise, in 2009, through July 30, 2009, the DJREI decreased approximately 7.4 percent. Rather than increase approximately 14.8 percent (double the inverse), the SRS Fund has also fallen approximately 68 percent.

15. There has been no directional correlation over time whatsoever.

16. ProShares does not market the SRS Fund or its other ETFs as day-trading vehicles. ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' imposes no temporal limits on investors in its UltraShort ETFs.

17. ProShares' Registration Statement provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods, thereby misleading investors that the SRS Fund may be used for intermediate or long-term investing.

18. The Registration Statement did not explain that, notwithstanding the name of the SRS Fund, the investment objective of the SRS Fund, and the purpose of ProShares' UltraShort ETFs, the SRS Fund would – to a mathematical certainty – cause enormous losses if used for intermediate or long-term investing. The enormous losses are accelerated when the market becomes more volatile.

19. The misleading nature of ProShares' statements and omissions are even more evident when compared them to the statement of one of its chief competitors. In comparison to ProShares, Direxion stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period . . . . The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

Ex. A hereto (cover page of Direxion prospectus) (all emphasis in original).

20. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs . . . typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products . . . ." FINRA issued additional warnings on July 13, 2009, by way of a podcast on its website.

21. Since FINRA's warnings, many financial companies, including Edward Jones & Co., UBS, Ameriprise Financial, LPL Investment Holdings Inc., Wells Fargo, Morgan Stanley Smith Barney, and Charles Schwab have either halted, or provided strongly worded warnings concerning, leveraged and/or inverse ETF trading.

22. Moreover, seven months after Direxion issued its prospectus, ProShares changed the presentation of the statements on one of the first textual pages of a later prospectus for, among other things, the SRS Fund.

23. In a July 31, 2009 prospectus, ProShares stated that "The Fund seeks investment results **for a single day only**" and "**The Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading because, among other things, they omitted that shares in the ETFs should only be used as short-term trading vehicles. Nonetheless, these statements, and the fact that they were now in bold, demonstrates that the earlier statements of "risk" were misleading.

24. On August 18, 2009, the SEC issued an alert that began by stating: "The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). The SEC staff and FINRA are issuing this Alert because we believe individual investors may be confused about the performance objectives of leveraged and inverse exchange-traded funds (ETFs). Leveraged and inverse ETFs typically are designed to achieve their stated performance objectives on a daily basis. Some investors might invest in these ETFs with the expectation that the ETFs may meet their stated daily performance objectives over the long term as well. Investors should be aware that performance of these ETFs over a period longer than one day can differ significantly from their stated daily performance objectives."

25. The SEC alert also stated: "Most leveraged and inverse ETFs 'reset' daily, meaning that they are designed to achieve their stated objectives on a daily basis. Their performance over longer periods of time—over weeks or months or years—can differ significantly from the performance (or inverse of the performance) of their

underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

26. The SEC alert provided "two real-life examples" to "illustrate how returns on a leveraged or inverse ETF over longer periods can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time."

27. The SEC alert states: "While there may be trading and hedging strategies that justify holding these investments longer than a day, buy-and-hold investors with an intermediate or long-term time horizon should carefully consider whether these ETFs are appropriate for their portfolio. As discussed above, because leveraged and inverse ETFs reset each day, their performance can quickly diverge from the performance of the underlying index or benchmark. In other words, it is possible that you could suffer significant losses even if the long-term performance of the index showed a gain."

28. As a result of Proshare's misleading Registration Statement, Plaintiff and the Class have suffered millions of dollars in losses.

JURISDICTION AND VENUE

29. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§ 77k and 77o.

30. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

31. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this

District, and the shares of the SRS Fund trade in this District on the American Stock Exchange.

32. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

33. Plaintiff Mitchell Hirth purchased shares of the SRS Fund pursuant to or traceable to the Registration Statement, and suffered harm thereby.

34. Defendant ProShares, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002.

35. ProShares is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a portfolio of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems shares on a continuous basis at net asset value ("NAV") in large, specified numbers of shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

36. Defendant ProShare Advisors, located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SRS Fund. ProShare Advisors provides investment advice and management services to ProShares

and its ETFs, including the SRS Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SRS Fund.

37. ProShare Advisors is owned by Defendants Michael L. Sapir ("Sapir"), Louis M. Mayberg ("Mayberg") and William E. Seale.

38. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvannia, 19456, is the distributor and principal underwriter for the SRS Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SRS Fund to broker/dealers and, ultimately, shareholders.

39. Defendant Sapir, an interested trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

40. Defendant Mayberg has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

41. Defendant Russell S. Reynolds, III ("Reynolds") is a non-interested trustee of ProShares who signed the Registration Statement.

42. Defendant Michael Wachs ("Wachs") is a non-interested trustee of ProShares who signed the Registration Statement.

43. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

44. These individual people are referred to as the "Individual Defendants."

45. The Individual Defendants, in their respective roles, controlled the operations of the SRS Fund. The Board of Trustees of ProShares is responsible for the

general supervision of all of the SRS Fund. The officers of ProShares are responsible for the day-to-day operations of the SRS Fund.

CLASS ACTION ALLEGATIONS

46. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SRS Fund pursuant or traceable to the Trust's false and misleading Registration Statement, and were damaged thereby. Excluded from the Class are Defendants, the officers and directors of the Trust, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

47. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

48. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

49. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

50. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class.

51. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business and/or operations of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

52. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable.

53. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

Traditional ETFs

54. ETFs are open-ended, with a unique creation and redemption feature that provides for the creation of large blocks of ETF shares only by authorized participants, which are usually institutional investors, specialists or market makers, who signed a participant agreement with a particular ETF sponsor or distributor to satisfy investor demand and provide market liquidity. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares of the ETF (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

55. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

Non-Traditional/Leveraged ETFs

56. Non-traditional, or leveraged ETFs are a new form of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are

linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from. or at least hedge their exposure to, downward moving markets.

57. Some non-traditional ETFs, such as the SRS Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of complex investment strategies through the use of swaps, futures contracts and other derivative instruments.

58. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent. The divergence effect increases significantly as volatility increases.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

59. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

60. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> How are Short ProShares different from short selling?
>
> Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles–or expense–of a margin account. It's as simple as buying a stock.

61. Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

B. The SRS Fund

62. On January 23, 2007, ProShares registered the SRS Fund as an ETF. The Registration Statement stated that the SRS Fund seeks investment results, before fees and expenses, that correspond to twice the inverse daily performance of the DJREI. The component companies of the DJREI include those that invest directly or indirectly

through development, management or ownership of shopping malls, apartment buildings and housing developments, and real estate investment trusts ("REITs") that invest in apartments, office and retail properties.

63. The Registration Statement mislead investors that the SRS Fund would deliver double the inverse return of the DJREI, which fell 39.2 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the U.S. real estate market. The SRS Fund, however, actually fell 48.2 percent over the same period.

64. The Registration Statement omitted that holding shares of the SRS Fund for any period more than a day will – to a mathematical certainty – not track the market. Indeed, holding shares over a long-period of time will lead to enormous losses to a mathematical certainty.

65. Investors did not view ETFs as day trading investment vehicles and did not day trade the SRS Fund. In fact, it is virtually economically impossible for all SRS Fund purchasers to sell out of their positions at the end of one day.

C. The False and Misleading Registration Statement

66. On August 30, 2006, ProShares filed the Registration Statement, which was updated on January 23, 2007, among other dates. The January 23, 2007 prospectus was signed by the Individual Defendants.

67. The January 23, 2007 prospectus stated, in pertinent part:

> Investment Objective
>
> UltraShort Real Estate ProShares seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Real Estate Index.

> If UltraShort Real Estate ProShares is successful in meeting its objective, its value (before fees and expenses) should gain approximately twice as much, on a percentage basis, as any decrease in the Dow Jones U.S. Real Estate Index (Index) when the Index declines on a given day. Conversely, its value (before fees and expenses) should lose approximately twice as much, on a percentage basis, as any increase in the Index when the Index rises on a given day.
>
> Principal Investment Strategy
>
> The UltraShort Real Estate ProShares' principal investment strategies include:
>
> • Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the Dow Jones U.S. Real Estate Index. Information about the Index can be found on page 96.
>
> • Committing at least 80% of its assets to investments that, in combination, have economic characteristics that are inverse to those of the Index.
>
> • Employing leveraged investment techniques in seeking its investment objective.
>
> • Investing assets not invested in financial instruments in debt securities and/or money market instruments.
>
> • The Fund will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. Because all of the securities included in the Index are issued by companies in the real estate industry group, the Fund will be concentrated approximately 100% in the real estate industry.

68. The January 23, 2007 prospectus discussed a laundry list of risks, but left out a clear discussion of the most crucial one – how investing in the SRS Fund for more than one day would invariably lead to swift and radical losses:

> Principal Risk Considerations
>
> The UltraShort Real Estate ProShares is subject to the following principal risks:

- Aggressive Investment Technique Risk – The UltraShort Real Estate ProShares uses investment techniques and financial instruments that may be considered aggressive, including the use of futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments. Such techniques may expose the Fund to potentially dramatic changes (losses) in the value of its portfolio holdings and imperfect correlation to the index underlying the Fund's benchmark. These techniques also may expose the Fund to risks different from or possibly greater than the risks associated with investing directly in the securities contained in the index underlying the Fund's benchmark.

- Correlation Risk – A number of factors may affect the UltraShort Real Estate ProShares' ability to achieve a high correlation with its benchmark and there can be no guarantee that the Fund will achieve a high degree of correlation.

- Counterparty Risk – The counterparty to a financial instrument may default on its obligations under the related agreement. In this circumstance, the UltraShort Real Estate ProShares may lose money.

- Concentration Risk – UltraShort Real Estate ProShares may concentrate its investments in issuers of one or more particular industries to the same extent that its underlying index is so concentrated. There is a risk that those issuers (or industry sector) will perform poorly and negatively impact a Fund.

- Credit Risk – An issuer of debt instruments may be unable to make interest payments and repay principal. Changes in an issuer's financial strength or in an instrument's credit rating may affect an instrument's value and, thus, impact UltraShort Real Estate ProShares' performance. As described under "Counterparty Risk" above, the Fund will also be subject to credit risk with respect to the amount a Fund expects to receive from counterparties in financial instruments transactions. If a counterparty defaults on its payment obligations to a Fund, the value of your investment in a fund may decline.

- Equity Risk – The equity markets are volatile, and the value of securities, futures, options contracts and other instruments correlated with the equity markets may fluctuate dramatically from day-to-day.

- Inverse Correlation Risk – Shareholders in UltraShort Real Estate ProShares should lose money when the index underlying the Fund's benchmark rises – a result that is the opposite from traditional equity or bond funds.

- Leverage Risk – The UltraShort Real Estate ProShares' NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.

- Liquidity Risk – In certain circumstances, the UltraShort Real Estate ProShares may not be able to dispose of positions within a reasonable time at a fair price.

- Market Price Variance Risk – The UltraShort Real Estate ProShares' NAV will fluctuate with changes in the value of its portfolio holdings. Fund shares are listed on the Exchange and are purchased and sold at market prices for shares. Although it is expected that the secondary arket price for shares should approximate the Fund's NAV, there may be times when the market price varies significantly from NAV.

- Market Risk – The UltraShort Real Estate ProShares is subject to market risks that will affect the value of its shares, including general economic and market conditions, as well as developments that impact specific economic sectors, industries or companies.

- Non-diversification Risk – The UltraShort Real Estate ProShares is considered non-diversified and may invest a relatively high percentage of its assets in the securities of a small number of issuers. In such circumstances, the Fund's performance may be susceptible to economic, political or regulatory events affecting a single issuer than a more diversified fund.

- Repurchase Agreement – Risk Repurchase agreement risk is the risk that the counterparty to the repurchase agreement that sells the securities may default on its obligation to repurchase them. In this circumstance, UltraShort Real Estate ProShares may lose money because: it may not be able to sell the securities at the agreed upon time and price, the securities may lose value before they can be sold, the selling institution may default or declare bankruptcy or the Fund may have difficulty exercising rights to the collateral.

- Short Sale Risk – The UltraShort Real Estate ProShares may sell securities short to seek gains when its benchmark index declines or to adjust investment exposure to its benchmark index. The Fund's use of short sales involves additional transaction costs and other expenses. Under certain market conditions, short sales can increase the volatility, and decrease the liquidity, of a Fund and may lower a Fund's return or result in a loss.

• Volatility Risk – UltraShort Real Estate ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

In addition to the risks noted above, UltraShort Real Estate ProShares is also subject to risks faced by companies in the real estate industry, including: adverse changes in national, state or local real estate conditions (such as oversupply of or reduced demand for space and changes in market rental rates); obsolescence of properties; changes in the availability, cost and terms of mortgage funds; the impact of environmental laws; a real estate investment trust ("REIT") that fails to comply with the federal tax requirements affecting REITs would be subject to federal income taxation; and the federal tax requirement that a REIT distribute substantially all of its net income to its shareholders could result in a REIT having insufficient capital for future expenditures. Further, stocks in the Index may underperform fixed income investments and stock market indices that track other markets, segments and sectors. As noted above, the UltraShort Real Estate ProShares seeks to provide daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) of the daily performance of the Dow Jones U.S. Real Estate Index, and thus these risk considerations for the Fund will generally be the opposite of those for a traditional mutual fund.

The UltraShort Real Estate ProShares may be subject to risks in addition to those identified as principal risks. The sections titled "More on Risks" and "Special Risks of Exchange-Traded Funds" later in this Prospectus and the SAI contains additional information about the Fund and related risks.

69. The statements in paragraphs 56 and 57 were false and/or misleading because they failed to disclose:

- Performance of the SRS Fund would inevitably diverge from the performance of the DJREI—i.e., the overwhelming probability, if not certainty, of spectacular tracking error;
- The SRS Fund's stated daily performance objectives could not be achieved in the intermediate or long term;
- The severe consequences of market volatility on the SRS Fund's investment objective and performance;

- The severe consequences of inherent path dependency in periods of market volatility on the SRS Fund's performance; and

- The consequences of the SRS Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF.

70. The inadequacy of Proshares' list of risks is made obvious when compared to that of Direxion, which stated on the cover of its December 29, 2008 prospectus, in bold type:

> **The Funds seek *daily leveraged* investment results. The Funds are intended to be used as short-term trading vehicles. The pursuit of *daily* leveraged investment goals means that the return of a Fund for a period of longer than a single day will be the product of the series of daily leveraged returns for each day during the relevant period.... The Funds are not suitable for all investors. The Funds should only be used by sophisticated investors who (a) understand the risks associated with the use of leverage, (b) understand the consequences of seeking daily leveraged investment results and (c) who intend to actively monitor and manage their investments.**

See Ex. A hereto (cover page of Direxion prospectus) (all emphasis in original).

71. The January 23, 2007 prospectus also contained the following discussion of how results can vary for leveraged funds:

> The UltraShort Real Estate ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200% or -200%) will not generally equal a fund's performance over that same period. The following example illustrates this point:
>
> Let's say, hypothetically, that a shareholder invests $10,000 in Fund A and $10,000 in Fund B.
>
> Fund A: A fund whose objective is to seek daily investment results, before fees and expenses, that correspond to the daily performance of an index. Fund B: A fund whose objective is to seek daily investment

results, before fees and expenses, that correspond to twice (200%) the daily performance of an index.

On Day 1, each fund's benchmark index increases in value 1% which would cause a 1% increase in Fund A and a 2% increase in Fund B. On Day 2, each fund's benchmark index decreases in value 1% which would cause a 1% decrease in Fund A and a 2% decrease in Fund B. At the end of Day 2, the value of the shareholder's investment in Fund A would be approximately $9,999 (an increase of $100 on Day 1 and a decrease of $101 on Day 2). The value of the shareholder's investment in Fund B would be approximately $9,996 at the end of Day 2 (an increase of $200 on Day 1 and a decrease of $204 on Day 2). In each case, the value of the shareholder's investment declined overall. However, the effect of compounding was more pronounced for Fund B, which employs leverage. This example demonstrates how an investment in Fund A would have decreased in value by $1 over two days based on the index performance, while an investment in Fund B would have decreased in value by $4 over two days (four times the cumulative index loss over two days rather than two times the cumulative index loss).

72. This hypothetical is misleading because the losses it describes – a fund dropping one dollar versus four dollars – are negligible compared to the radical divergence that occur in volatile markets, such as the real estate market, which was the market underlying the SRS Fund, when holding SRS Fund shares for more than one day.

73. As discussed above, ProShares changed – but did not cure – the presentation of its statements when selling shares of the SRS Fund. On July 31, 2009, ProShares stated that "[t]he Fund seeks investment results **for a single day only**" and "**[t]he Funds do not seek to achieve their stated investment objective over a period of time greater than one day.**" (Emphasis in original in both examples). These statements were still misleading – indeed, these statements were in earlier prospectuses (unbolded) in the risk section, but it demonstrates that the earlier discussions of risk were misleading. These statements were still misleading because they did not disclose that using the SRS

Fund for anything else besides one day was almost mathematically certain to cause radical losses in a volatile market such as that underlying the SRS Fund.

74. ProShares' statement that "periods of higher index volatility will cause the effect of compounding to be more pronounced" does not explain to investors that the effect of compounding was not merely more pronounced, but it was downright toxic, and was almost certain to lead to catastrophic losses if SRS Fund shares were held for more than one day in a volatile market like real estate.

75. The statement also does not explain that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on intermediate and long-term total return achieved; and (c) the return-volatility relationship has an even greater effect where leverage is employed.

D. Statement by FINRA & Others

76. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public.

> Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading.

77. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen."

78. FINRA issued additional guidance on July 13, 2009, by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

79. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs.

80. On July 21, 2009, as reported by *The Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. called ETFs like the SRS Fund "one of the most misunderstood and potentially dangerous types of ETFs."

81. On July 27, 2009, in a letter to wealth management clients, as reported by *The Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels

of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

82. On July 30, 2009, *The Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . . Proceed with extreme caution."

83. The statements in the Registration Statement are misleading and the risk disclosures do not come close to this "[p]roceed with extreme caution" level of clarity.

84. On August 1, 2009, *The Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who observed: "Hedges [like the SRS Fund] aren't supposed to become less trustworthy when you really need them."

CLAIM ONE
Violations of § 11 of the 1933 Act Against All Defendants

85. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. § 77k, on behalf of the Class, against all Defendants.

86. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Claim is asserted against all defendants.

87. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories and/or authorizers of the Registration Statement.

88. Plaintiff and the Class all purchased shares of the SRS Fund issued pursuant and/or traceable to the Registration Statement.

89. Defendants are liable for the material misstatements in and omissions from the Registration Statement.

90. Plaintiff and other members of the Class purchased or otherwise acquired their SRS Fund shares without knowledge of the untruths or omissions alleged herein.

CLAIM TWO
Violations of § 15 of the Securities Act Against the Individual Defendants

91. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

92. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were trustees, officers, and/or directors of ProShares charged with the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause the controlled person to engage in the unlawful acts and conduct complained of herein.

93. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SRS Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding damages in favor of Plaintiff and the other Class members against all Defendants for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

D. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: August 27, 2009

BERNSTEIN LIEBHARD LLP

By: [signature]

Sandy A. Liebhard (liebhard@bernlieb.com)
Christian Siebott (siebott@bernlieb.com)
Joseph R. Seidman, Jr. (seidman@bernlieb.com)
10 East 40th Street
22nd Floor
New York, New York 10016
Telephone: (212) 779-1414
Facsimile: (212) 779-3218

JS 44C/SDNY
REV. 1/2008

CIVIL COVER SHEET 09 CV 7505

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

AUG 27 2009

PLAINTIFFS	DEFENDANTS
MITCHELL HIRTH, on behalf of himself and all others similarly situated	PROSHARES TRUST, PROSHARE ADVISORS LLC, SEI INVESTMENTS DISTRIBUTION CO., et al

ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)	ATTORNEYS (IF KNOWN)
Sandy A. Liebhard (liebhard@bernlieb.com) BERNSTEIN LIEBHARD LLP 10 East 40th Street, 22nd Floor, New York, NY 10016 (212) 779-1414	

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE)
(DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

Violation of Sections 11 and 15 of the Securities Act of 1933

Has this or a similar case been previously filed in SDNY at any time? No☐ Yes? ☑ Judge Previously Assigned Koeltl

If yes, was this case Vol.☐ Invol. ☐ Dismissed. No☑ Yes ☐ If yes, give date ____________ & Case No. 09-cv-6935

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

TORTS / **ACTIONS UNDER STATUTES**

CONTRACT

- [ ] 110 INSURANCE
- [ ] 120 MARINE
- [ ] 130 MILLER ACT
- [ ] 140 NEGOTIABLE INSTRUMENT
- [ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
- [ ] 151 MEDICARE ACT
- [ ] 152 RECOVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
- [ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN'S BENEFITS
- [X] 160 STOCKHOLDERS SUITS
- [ ] 190 OTHER CONTRACT
- [ ] 195 CONTRACT PRODUCT LIABILITY
- [ ] 196 FRANCHISE

REAL PROPERTY

- [ ] 210 LAND CONDEMNATION
- [ ] 220 FORECLOSURE
- [ ] 230 RENT LEASE & EJECTMENT
- [ ] 240 TORTS TO LAND
- [ ] 245 TORT PRODUCT LIABILITY
- [ ] 290 ALL OTHER REAL PROPERTY

PERSONAL INJURY

- [ ] 310 AIRPLANE
- [ ] 315 AIRPLANE PRODUCT LIABILITY
- [ ] 320 ASSAULT, LIBEL & SLANDER
- [ ] 330 FEDERAL EMPLOYERS' LIABILITY
- [ ] 340 MARINE
- [ ] 345 MARINE PRODUCT LIABILITY
- [ ] 350 MOTOR VEHICLE
- [ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
- [ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY

- [ ] 362 PERSONAL INJURY - MED MALPRACTICE
- [ ] 365 PERSONAL INJURY PRODUCT LIABILITY
- [ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

- [ ] 370 OTHER FRAUD
- [ ] 371 TRUTH IN LENDING
- [ ] 380 OTHER PERSONAL PROPERTY DAMAGE
- [ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

ACTIONS UNDER STATUTES

CIVIL RIGHTS

- [ ] 441 VOTING
- [ ] 442 EMPLOYMENT
- [ ] 443 HOUSING/ ACCOMMODATIONS
- [ ] 444 WELFARE
- [ ] 445 AMERICANS WITH DISABILITIES - EMPLOYMENT
- [ ] 446 AMERICANS WITH DISABILITIES -OTHER
- [ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS

- [ ] 510 MOTIONS TO VACATE SENTENCE 28 USC 2255
- [ ] 530 HABEAS CORPUS
- [ ] 535 DEATH PENALTY
- [ ] 540 MANDAMUS & OTHER
- [ ] 550 CIVIL RIGHTS
- [ ] 555 PRISON CONDITION

FORFEITURE/PENALTY

- [ ] 610 AGRICULTURE
- [ ] 620 OTHER FOOD & DRUG
- [ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
- [ ] 630 LIQUOR LAWS
- [ ] 640 RR & TRUCK
- [ ] 650 AIRLINE REGS
- [ ] 660 OCCUPATIONAL SAFETY/HEALTH
- [ ] 690 OTHER

LABOR

- [ ] 710 FAIR LABOR STANDARDS ACT
- [ ] 720 LABOR/MGMT RELATIONS
- [ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
- [ ] 740 RAILWAY LABOR ACT
- [ ] 790 OTHER LABOR LITIGATION
- [ ] 791 EMPL RET INC SECURITY ACT

IMMIGRATION

- [ ] 462 NATURALIZATION APPLICATION
- [ ] 463 HABEAS CORPUS-ALIEN DETAINEE
- [ ] 465 OTHER IMMIGRATION ACTIONS

BANKRUPTCY

- [ ] 422 APPEAL 28 USC 158
- [ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS

- [ ] 820 COPYRIGHTS
- [ ] 830 PATENT
- [ ] 840 TRADEMARK

SOCIAL SECURITY

- [ ] 861 HIA (1395ff)
- [ ] 862 BLACK LUNG (923)
- [ ] 863 DIWC/DIWW (405(g))
- [ ] 864 SSID TITLE XVI
- [ ] 865 RSI (405(g))

FEDERAL TAX SUITS

- [ ] 870 TAXES (U.S. Plaintiff or Defendant)
- [ ] 871 IRS-THIRD PARTY 26 USC 7609

OTHER STATUTES

- [ ] 400 STATE REAPPORTIONMENT
- [ ] 410 ANTITRUST
- [ ] 430 BANKS & BANKING
- [ ] 450 COMMERCE
- [ ] 460 DEPORTATION
- [ ] 470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
- [ ] 480 CONSUMER CREDIT
- [ ] 490 CABLE/SATELLITE TV
- [ ] 810 SELECTIVE SERVICE
- [ ] 850 SECURITIES/ COMMODITIES/ EXCHANGE
- [ ] 875 CUSTOMER CHALLENGE 12 USC 3410
- [ ] 890 OTHER STATUTORY ACTIONS
- [ ] 891 AGRICULTURAL ACTS
- [ ] 892 ECONOMIC STABILIZATION ACT
- [ ] 893 ENVIRONMENTAL MATTERS
- [ ] 894 ENERGY ALLOCATION ACT
- [ ] 895 FREEDOM OF INFORMATION ACT
- [ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
- [ ] 950 CONSTITUTIONALITY OF STATE STATUTES

Check if demanded in complaint:

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND $ TBD OTHER ____________ JUDGE Koeltl DOCKET NUMBER 09-cv-6935

Check YES only if demanded in complaint
JURY DEMAND: ☑ YES ☐ NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

(PLACE AN x IN ONE BOX ONLY)

ORIGIN

☑ 1 Original Proceeding
☐ 2a. Removed from State Court
☐ 2b. Removed from State Court AND at least one party is pro se.
☐ 3 Remanded from Appellate Court
☐ 4 Reinstated or Reopened
☐ 5 Transferred from (Specify District)
☐ 6 Multidistrict Litigation
☐ 7 Appeal to District Judge from Magistrate Judge Judgment

(PLACE AN x IN ONE BOX ONLY)

BASIS OF JURISDICTION

☐ 1 U.S. PLAINTIFF ☐ 2 U.S. DEFENDANT ☑ 3 FEDERAL QUESTION (U.S. NOT A PARTY) ☐ 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1322, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

Mitchell Hirth: 7 Lakeside Drive, Lawrence, NY 11559 (Nassau County)

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

Proshares Trust: 7501 Wisconsin Avenue, Suite 1000 East Tower, Bethesda, MD 20814 (Montgomery County)
Proshare Advisors LLC: 7501 Wisconsin Avenue, Suite 1000 East Tower, Bethesda, MD 20814 (Montgomery County)
SEI Investments Distribution Co.: 100 Cider Mill Road, Oaks, PA 19456 (Montgomery County)
Michael L. Sapir, Louis Mayberg, Russell S. Reynolds, III, Michael Wachs, Simon Collier: 7501 Wisconsin Avenue, Suite 1000 East Tower, Bethesda, MD 20814 (Montgomery County)

DEFENDANT(S) ADDRESS UNKNOWN

REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: ☐ WHITE PLAINS ☑ MANHATTAN
(DO NOT check either box if this a PRISONER PETITION.)

DATE

SIGNATURE OF ATTORNEY OF RECORD [signature]

RECEIPT #

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[ ] YES (DATE ADMITTED Mo. 12 Yr. 1990)
Attorney Bar Code #

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge ______________________________ is so Designated.

J. Michael McMahon, Clerk of Court by ____________ Deputy Clerk, DATED ____________________.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)

IN THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND (SOUTHERN DIVISION)

SAMSON HO, on Behalf of Himself and All Others Similarly Situated,
617 SOUTH SANTA ANITA AVENUE
SAN MARINO, CA 91108

Plaintiff,

v.

PROSHARE ADVISORS LLC
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

PROSHARES TRUST
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

SEI INVESTMENTS DISTRIBUTION CO.
1 FREEDOM VALLEY DRIVE
OAKS, PENNSYLVANIA 19456

LOUIS M. MAYBERG
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

RUSSELL S. REYNOLDS, III
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

MICHAEL L. SAPIR
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

MICHAEL WACHS
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

and

SIMON D. COLLIER,
7501 WISCONSIN AVENUE
BETHESDA, MARYLAND 20814

Defendants.

Civil No.:__________

CLASS ACTION COMPLAINT FOR VIOLATIONS OF SECTIONS 11 AND 15 OF THE SECURITIES ACT OF 1933

JURY TRIAL DEMANDED

Plaintiff, individually, and on behalf of all others similarly situated, by his attorneys, makes the following allegations on information and belief, except for those allegations pertaining to Plaintiff and Plaintiff's counsel which are based upon personal knowledge. The investigation conducted by Plaintiff's counsel included, but was not limited to, a review and analysis of public filings made by Defendants with the United States Securities and Exchange Commission (the "SEC"), press releases and other public statements made by Defendants, reports and interviews published in the press, public statements and investor alerts made by the SEC and other financial regulatory agencies, and information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in UltraShort Financials ProShares ("SKF"), an exchange traded fund ("ETF") offered by ProShares Trust ("ProShares Trust"), pursuant or traceable to ProShares Trust's false and misleading Registration Statement, Prospectuses, and Statements of Additional Information and other filings made with the SEC (collectively, the "Registration Statement") whereby SKF shares were made available to public investors. Plaintiff, on behalf of himself and all members of the Class, seeks damages under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against all Defendants.

2. SKF is one of a series of ETFs issued by ProShares Trust. ProShares Trust is regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"). ETFs track a specified stock index or class of assets and trade like a stock on a public exchange. "Leveraged" and/or "inverse" ETFs, such as SKF, have multiplied over the last few years, providing investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices or types of assets. As noted by recent SEC and Financial Industry Regulatory Authority ("FINRA") investor alerts, "[i]n the last few years, a number of leveraged and inverse

ETFs have been introduced to the market that are very different from the traditional variety of ETFs." (Emphasis added).

3. SKF was one of a number of new funds organized by ProShare Advisors in early 2007. A registration statement for the issuance of SKF shares was declared effective by the SEC on or about January 30, 2007, and shares of SKF began trading on the American Stock Exchange on February 1, 2007.

4. As set forth more fully below, as part of ProShares Trust's "Ultrashort" series of ETFs, SKF was designed to produce investments results twice the inverse daily performance of the Dow Jones U.S. Financials Index ("DJFI"). The DJFI is an index created by Dow Jones consisting of a basket of stocks of United States based financial companies including large banks and insurance companies. Thus, if the DJFI was to decline by 1% on a particular trading day, SKF was designed to increase by 2% (before fund fees and expenses). SKF was marketed by Defendants as a short or inverse direction play on the United States financial sector.

5. What was presented to investors as a simple mathematical model using an objective formula to create a portfolio that will produce an inverse two times (2X) return compared to the DJFI, was anything but simple. At various periods in the last two years as United States financial stocks declined substantially, SKF performed nearly the opposite of what investors had been told to expect. For example, during the period from September 15, 2008 through October 31, 2008, a period of extreme turmoil in the United States financial markets, the DJFI declined by 17.37%. During this same period, based upon the way SKF was marketed, it should have been up sharply. Instead, SKF actually declined by 5.98% during this time.

6. As both the SEC and FINRA warned in a joint investor alert issued on August 18, 2009: "[Leveraged and inverse leveraged ETFs] performance over longer periods of time – over weeks or months or years – can differ significantly from the performance (or the inverse of the

performance) of the underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets." As set forth below, the Registration Statement for SKF failed to disclose such facts to investors making the Registration Statement materially false and misleading. As a direct and proximate result of the misleading Registration Statement, Plaintiff, and the members of the Plaintiff Class as defined below, have suffered substantial losses from their purchases of SKF shares.

JURISDICTION AND VENUE

7. This Complaint asserts claims pursuant to Sections 11 and 15 of the Securities Act, 15 U.S.C. §§77k and 77o.

8. This Court has subject matter jurisdiction over this matter pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

9. Venue is proper in this District under 28 U.S.C. §1391 because Defendants either reside in or, as to the named corporate defendants, maintain their principle place of business within this District and the acts and practices complained of in the complaint occurred in substantial part in this District including, but not limited to, the drafting and filing of the allegedly false and misleading Registration Statement. Venue in the Southern Division of this District is appropriate under local rules since the corporate defendants name herein maintain their principle place of business and the individual defendants reside within the counties constituting the Southern Division.

10. In connection with conduct alleged in this Complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the United States mails, interstate telephone and internet communications and the facilities of the national securities exchanges.

THE PARTIES

11. Plaintiff Samson Ho ("Plaintiff") is a resident of the State of California. As described in the certification attached as Exhibit A to this Complaint, Plaintiff purchased shares of SKF during the class period and suffered damages as a direct result of such purchases.

12. Defendant ProShare Advisors LLC is a limited liability company organized under the laws of the State of Maryland. ProShare Advisors's principle place of business is at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 208814. At all times relevant to the allegations of this Complaint, ProShare Advisors served as the investment advisor for SKF. During the class period, ProShare Advisors developed and managed the investment strategies implemented by SKF and received fees from SKF for such services. The principle shareholders of ProShare Advisors are Defendants Louis Mayberg, William Seale and Michael Sapir.

13. Defendant ProShares Trust is a statutory trust organized under the laws of the State of Delaware. ProShares Trust's principle place of business is at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 208814. ProShares Trust is an open-end management investment company regulated under the 1940 Act and is registered with the SEC. SKF is one of a series of ETFs issued by ProShares Trust. Shares of SKF trade on the American Stock Exchange ("AMEX") under the symbol "SKF."[1] SKF shares are issued and redeemed by ProShares Trust on a continuous basis at net asset value ("NAV"). In 2008, ProShares Trust was one of the largest United States companies issuing ETFs.

14. Defendant SEI Investments Distribution Company ("SEI") is the distributor and principal underwriter of SKF shares. ProShares Trust retained SEI to distribute shares of SKF to brokers located throughout the United States for resale to shareholders such as Plaintiff. SEI is

---

[1] As a result of the NYSE's recent purchase of the AMEX, that exchange is now known as NYSE ACCA.

incorporated under the laws of the State of Pennsylvania, and its principle place of business is 1 Freedom Valley Drive, Oaks, Pennsylvania 19456.

15. Defendant Louis M. Mayberg ("Mayberg") is one of the founders and is President of ProShare Advisors. Defendant Mayberg signed the Registration Statement for SKF.

16. Defendant Michael L. Sapir ("Sapir") is the Chairman and Chief Executive Officer of ProShare Advisors, Chairman of ProShares Trust, and acts as an Interested Trustee of ProShares Trust. Defendant Sapir signed the Registration Statement for SKF.

17. Defendant Simon D. Collier ("Collier") is the Treasurer and, as such, is the principal financial officer of ProShares Trust. Collier signed the Registration Statement for SKF.

18. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares Trust. Reynolds signed the Registration Statement for SKF.

19. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares Trust. Wachs signed the Registration Statement for SKF.

20. The defendants named in Paragraphs 15-19 above are collectively referred to as the "Individual Defendants." At all times pertinent, each Defendant was an agent and/or employee of the other Defendants, and each of them, and was acting in the course and scope of such agency and/or employment, and with the consent, permission, and/or authorization of the other Defendants, and each of them. Defendants, and each of them, are individually sued herein as participants and aiders and abettors in the improper acts and transactions alleged herein.

21. Each of the Defendants owed to the purchasers of SKF shares, including Plaintiff and the Plaintiff Class, a duty to make a reasonable and diligent investigation of all statements made to the public, including, but not limited to, statements made in the Registration Statement for the SKF shares. This duty included performing an appropriate investigation to ensure that the statements made were true, and that there were no omissions of material fact required to be

stated in order to make the statements made by Defendants not misleading. As herein alleged, each of the Defendants violated these specific duties and obligations.

CLASS ACTION ALLEGATIONS

22. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (B)(3) on behalf of a class consisting of all persons or entities who purchased or acquired shares of SKF pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers, directors, and trustees of ProShare Advisors, ProShares Trust and SEI, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

23. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class

24. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of the Securities Act.

25. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

26. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Securities Act was violated by Defendants' acts as alleged herein;

b. whether statements made by Defendants to the members of the Class in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares Trust and SKF; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

27. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

HISTORY OF ETFS AND INVERSE ETFS

28. Exchange-Traded Funds, commonly known as ETFs, were first introduced in 1993. The first ETF tracked the performance of the S & P 500 and traded on the AMEX under the symbol SPY. ETFs were issued by open-ended investment companies regulated under the 1940 Act. While organized similar to a mutual fund, ETFs trade on stock exchanges like a common stock. The first ETFs such as the SPY tracked broad-based market indices. With SPY and similar ETFs investors had a low cost alternative to enable them to achieve broad diversification in their investment portfolios.

29. What started as an important innovation for investors wanting broad diversification at a low cost has exploded in recent years. Led by companies such as ProShare Advisors, investment companies began creating new ETFs that tracked specific sectors and even classes of assets. More recently ProShare Advisors introduced inverse, leveraged and inversed

leveraged ETFs. Not only did these new ETFs track more esoteric indices but through the use of leverage could be designed to reproduce the investment results of the tracked index by two or more times. Inverse ETFs were, as the name suggests, designed to produce the inverse results of the tracked index, thus being in essence a new way to make a short play on equity and asset based investments. Inverse leveraged ETFs combined both of these features. Such ETFs were designed to produce the inverse results of the tracked index by a factor times two or greater. SKF was designed to produce inverse results two times greater than the DJFI.

30. Traditional equity index tracking ETFs such as SPY are relatively simple to create and maintain over time. The SPY buys a basket of S & P 500 stocks using the same formula as the S & P 500 index. The result is that a single share of SPY performs exactly over time, adjusted slightly for the fund's costs, as the S & P 500 index. Each trading day the price of a share of SPY raises or falls in step with the rise and fall of the individual stocks making up the index. Adjustments are minimal because only when a company is dropped or added to the index is the basket of stocks readjusted. Since SPY's were introduced in 1993, using index tracking ETFs became an important component of millions of investors' portfolios.

31. However, leveraged and inverse leveraged ETFs are a far different investment product. In order to produce the multiple performance of the selected index, an inverse leveraged ETF such as SKF must purchase sophisticated investment products such as futures, swaps, options and other derivative instruments. "[SKF] uses . . . futures contracts, options on futures contracts, securities and indices, forward contracts, swap agreements and similar instruments." January 30, 2007 Registration Statement filed by ProShares Trust.

32. Since 2005, the number of leveraged and inverse leveraged ETFs has increased exponentially. At the time of the January 30, 2007 Registration Statement, ProShares Trust sponsored 24 leveraged (long) ETFs and 40 short and leveraged short ETFs. Of those 40 short

ETFs, 30 were so-called Ultrashort or two times short ETFs. On February 1, 2007, pursuant to a registration statement filed by ProShares Trust with the SEC, shares of SKF began trading on the AMEX.

THE FALSE AND MISLEADING REGISTRATION STATEMENT FOR SKF

33. Ultrashort ETFs such as SKF are described by ProShares Trust as investment funds that "[s]eek profit from downturns." ProShares Trust told investors that through its Ultrashort family of ETFs they had a simple way to generate positive investment returns in market segments that the investor "think[s] is poised to fall." In statements made on its website about its short and ultrashort ETFs, ProShares Trust asserted that "[s]hort ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential." In describing the advantages of its short ETFs, ProShares Trust stated: "Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles—or expense—of a margin account. It's as simple as buying a stock."

34. On or about January 30, 2007, ProShares Trust filed with the SEC Form 8-A whereby ProShares Trust formally registered shares of SKF for sale to public investors (the "Registration Statement"). SKF was one of 66 ETFs covered by this Registration Statement, 22 of which were Ultrshort ETFs. Forming a portion of this Registration Statement was a prospectus for SKF and the other ProShares Trust ETFs. As described in the Registration Statement, SKF "seeks daily investment results, before fees and expenses, that correspond to twice (200%) the inverse (opposite) daily performance of the [DJFI]." "The [DJFI] measures the performance of the financials industry of the U.S. equity market. Component companies include banks; insurance companies and brokers; real estate companies, including REITs, real estate holding and development companies, and real estate service companies . . ." among others. Fact

Sheet dated June 9, 2009 for SKF as found on ProShares Trust website.

35. Because SKF is an inverse leveraged ETF (commonly referred to as an inverse 2X ETF), ProsShare Advisors, SKF's investment manager, had to invest in derivative securities as well as the underlying equities making up the DJFI. Thus, SKF's principal investment strategies included:

- Investing in equity securities and/or financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily return characteristics as twice (200%) the daily return of the Dow Jones U.S. Financials Index. Information about the Index can be found in the section entitled "Underlying Indexes."
- Committing at least 80% of its net assets, including any borrowings for investment purposes, under normal circumstances, to equity securities contained in the Index and/or financial instruments that, in combination, should have similar economic characteristics.
- Employing leveraged investment techniques and/or sampling techniques in seeking its investment objective.
- Investing assets not invested in equity securities or financial instruments in debt securities and/or money market instruments.
- The SKF will concentrate its investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the banks and general financial industry groups, which comprised approximately 34% and 28%, respectively, of the market capitalization of the Index.

36. On February 1, 2007, shares of SKF commenced trading on the AMEX under the symbol "SKF." Over the next two and one half years as the United States financial markets suffered losses not seen since the Great Depression, the DJFI declined from 602.93 on February 1, 2007 to 256.84 on August 25, 2009. In the face of this financial turmoil, members of the Plaintiff Class who invested in SKF to hedge their assets against this unprecedented decline thought they had made the right directional move by buying SKF. However, during this period, in which the DJFI declined by 57.4%, the SKF declined by even a greater amount –59.46%. Thus, a fund presented to investors as performing at twice the inverse performance of its benchmarked index performed the opposite of any reasonable expectations.

37. Other time periods showed a similar disconnect between the SKF and the DJFI. During all of 2008 when the financial crisis was at its peak, the DJFI declined by 51.1%. SKF declined by 1.42% in the same period. During the height of the financial crisis, November through January 2008-2009, the DJFI declined by 29.16% while SKF declined by 3.2%.

38. The SKF Registration Statement failed to adequately disclose the disconnect between SKF's performance compared to the DJFI. As to leverage and volatility risks the Registration Statement stated:

> Leverage Risk: The UltraShort Financials ProShares' NAV and market price will likely be more volatile than the index underlying its benchmark and funds that do not employ leverage. Leverage should cause the Fund to lose more money in market environments adverse to its daily investment objective than an unleveraged investment.
>
> Volatility Risk: UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

39. These disclosures were materially false and misleading because they failed to disclose the effect that volatility of the underlying index, the DJFI, will have on SKF's performance over periods longer than a single day. It was the volatility of the DJFI that was material to SKF's performance not just SKF's volatility. Because of the effect of compounding, high volatility in the underlying index will result in SKF's performance diverging dramatically from its benchmark index regardless of the index's movements. The chart below provides a hypothetical example of this effect:

	Low Volatility		High Volatility	
	Index	SKF	Index	SKF
Starting Value	100	100	100	100
Day One	101	98	110	80
Day Two	100	99.94059	100	94.54545
2-Day Return	0.00%	-0.06%	0.00%	-5.45%

40. As the above indicates, high volatility in the DJFI results in SKF performing in a manner contrary to its stated objectives. Nowhere does the Registration Statement disclose this fact. Defendants represented that SKF was an inverse directional play on the price movement of the equities that make up the DJFI. What was not disclosed was that SKF is a bet on the direction of the DJFI and on the volatility and path the DJFI takes over any period of time longer than a single trading day.

41. Subsequent to the effective date of the Registration Statement, the ProShares Trust filed with the SEC additional disclosures concerning SKF. The additional disclosures not only failed to reveal the inherent limitations of SKF but suggested that SKF was an appropriate investment for periods longer than a single trading day. In an October 2008 prospectus issued by the ProShares Trust, Defendants marketed SKF as suitable for longer term investment:

> The Funds are 'leveraged' funds in the sense that they have investment objectives to match the inverse, a multiple, or a multiple of the inverse of the performance of the index on a given day These funds are subject to all of the correlation risks described above. In addition, there is a special form of correlation risk that derives from these funds' use of leverage, which is that for periods greater than one day, the use of leverage trends to cause the performance of the Fund to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective, before accounting for fees and fund expenses
>
> The three graphs that follow illustrate this point. Each of the three graphs shows a simulated hypothetical one year performance of an index compared with the performance of a fund that perfectly achieves its investment objective of twice (200%) the daily index returns. The graphs demonstrate that, for periods greater than one day, a leveraged Fund is likely to underperform or over-perform (but not match) the index performance (or the inverse of the index performance) times the stated multiple in the Fund objective.

42. While the later October 2008 prospectus goes beyond the disclosures made in the original Registration Statement, it does not disclose the fact that the volatility effect will more likely than not result in SKF underperforming. Examining the performance of the DJFI

compared to a fund such as SKF constructed to perform inverse 2X to the DJFI reveals that the mathematics of compounding leads to such underperformance. The DJFI began tracking the U.S. financial sector in 1993. Using a simulated one-year return of a fund that tracks twice the inverse daily performance of the DJFI from 1994 through 2007 (without considering fees and expenses) shows a median discrepancy of a simulated SKF within each year of negative 2.15% each trading day. Looking at the one-year return of such a simulated SKF results in an expected return compared to the DJFI that is negative (the fund underperforms its expressed target return) over 60% of the time. If 2008 is included in such a simulation based upon historical results, the median discrepancy is negative 2.43%, meaning the simulated SKF will underperform 62% of the time. Thus, it is more probable than not that, due to the volatility and the effects of compounding, SKF will underperform its target index over any period of time longer than a single trading day. The Registration Statement did not disclose this highly material fact.

43. The Registration Statement states that the use of leverage in SKF's portfolio "tends to cause the performance of a Fund [such as SKF] to be either greater than or less than the index performance (or the inverse of the index performance) times the stated multiple. This statement implies that a leveraged fund such as SKF will sometimes underperform and sometimes outperform its benchmark index. It fails to disclose that a fund such as SKF is far more likely to underperform compared to its benchmark index.

44. Moreover, the inclusion in the Registration Statement of hypothetical performance over a one-year period suggests to investors in SKF that holding periods of over a single trading day are appropriate. The inclusion of the one-year holding charts is a clear statement by Defendants that holding SKF shares for a period time is appropriate. In fact, ProShares Trust marketed SKF and its other ETFs as suitable for longer than a single day investment. The charts included in the Registration Statements are also misleading because the

variation in SKF's performance and the benchmark index is less than 1% over any single one year period. As shown above, the actual performance variation is much greater. Defendant Sapir stated that ProShares Trust's ETFs can be used by investors "for more than a day successfully."

45. Investors in SKF, including plaintiff and members of the Plaintiff Class, believed they were purchasing a fund that would protect their assets if the equities making up the DJFI declined in value. Defendants, through a materially false and misleading Registration Statement, issued and sold shares of SKF to the Plaintiff Class based upon the express representation that SKF was an inverse directional play on the performance of the DJFI and that investments in SKF were appropriate for holding periods longer than a single trading day. Nowhere in the Registration Statement do Defendants reveal that SKF would not perform in the way it was marketed or that it was a high risk investment suitable only for day trading.

46. As shown above, the disclosures and representations made by Defendants in the SKF Registration Statement were materially false and misleading for failing to disclose:

(a) The mathematical probability that SKF's performance will fail to track the performance of the DJFI over any period longer than a single trading day;

(b) That the greater volatility experienced by the DJFI will result in SKF underperforming by a material amount the DJFI;

(c) That SKF is not a directional play on the performance of U.S. financial stocks but dependent on the volatility and path the DJFI takes over any time period greater than a single day;

(d) That SKF was not a simple investment that could be used over time to hedge against a downturn in U.S. financial stocks;

(f) That based upon the mathematics of compounding, the volatility of the

DJFI and probability theory, SKF was highly unlikely to achieve its stated investment objectives over time periods longer than a single trading day.

THE REGULATORS WARN INVESTORS

47. By June 2009, the securities regulators finally took notice of the severe problems investors in funds such as SKF had experienced. That month FINRA issued Regulatory Notice 09-31 warning the securities industry of the dangers of leveraged inversed ETFs such as SKF. The notice admonished members that sales materials for such ETFs "must be fair and accurate." A FINRA spokesperson stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated and retail investors is very much on FINRA's radar screen." The chief Massachusetts securities regulator, Secretary of State William Galvin, announced on July 15, 2009 that his office had begun an investigation into the sales practices of firms selling leveraged ETFs including ProShares Trust. In commenting on ETFs such as SKF, Galvin noted that "due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchanged traded funds."

48. Subsequent to these announcements a number of prominent brokerage firms restricted or halted the sale of leveraged ETFs to their customers. Edward Jones & Co. described leveraged ETFs as "one of the most misunderstood and potentially dangerous types of ETFs." As reported in the Wall Street Journal, Charles Schwab & Co. issued a warning to its customers on July 28, 2009, telling them that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some type of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting." Schwab closed its warning by telling investors considering purchasing ETFs such as

SKF: "Proceed with extreme caution." (Emphasis added).

49. On August 18, 2009, the SEC and FINRA took the unusual step of issuing a joint investor alert to warn investors about the dangers of holding leveraged and inverse leveraged ETFs. The joint investor alert stated: "[Leveraged and inverse ETFs'] performance over longer periods of time (more than a single day) –over weeks or months or years—can differ significantly from the performance (or inverse of the performance) of their underlying index or benchmark during the same period of time. This effect can be magnified in volatile markets."

FIRST CAUSE OF ACTION

(Violation of Section 11 of the Securities Act)

50. Plaintiff incorporates by reference all the above allegations as though fully set forth herein.

51. This claim is brought pursuant to Section 11 of the Securities Act, 15 U.S.C. § 77k, on behalf of Plaintiff and the Plaintiff Class against all Defendants.

52. Plaintiff explicitly disclaims any statement in the Complaint that alleges or can be construed to allege that Defendants committed intentional misconduct or that Defendants acted with scienter or intent to defraud.

53. ProShares Trust was the issuer of shares of SKF covered by a registration statement filed with the SEC on or about January 30, 2007. Each of the Individual Defendants named in this Complaint signed, or authorized others to sign on their behalf, the Registration Statement as well as all subsequent SEC filings concerning SKF shares As the issuer of the SKF shares, ProShares Trust is strictly liable for the material misstatements and omissions of material facts made in the Registration Statement. The other Defendants, as signatories to the Registration Statement or as underwriters of the SKF offering, owed Plaintiff and the Plaintiff Class the duty to make a reasonable investigation of all statements made in the Registration

Statement to ensure that the statements made therein were true and that there was no omission of any material fact required to make the statements made not misleading.

54. Prior to Plaintiff's and the Plaintiff Class' purchase of SKF shares, the Registration Statement became effective or was declared effective by the SEC. The Registration Statement contained untrue statements of material facts and/or omissions of material facts required to be stated therein or necessary to make the statements therein not misleading, as alleged above.

55. Plaintiff and the Plaintiff Class were purchasers of SKF shares issued pursuant to the Registration Statement. The SKF shares purchased by Plaintiff and the Plaintiff Class were issued pursuant to the Registration Statement filed by ProShares Trust with the SEC, and those shares are directly traceable to the false and misleading Registration Statement used by Defendants to solicit the purchase of SKF shares

56. As a direct and proximate result of the making of false statements and/or omissions of material facts in the Registration Statement by Defendants, the value of SKF shares at all times during the Class Period were inflated by a material amount. Plaintiff and the Plaintiff Class are entitled to recover from Defendants, jointly and severally, such damages as represent the difference between the amount paid by them for their SKF shares and the true value of those shares. At the time they purchased shares of SKF, Plaintiff and the Plaintiff Class had no knowledge of the facts concerning the false and misleading Registration Statement and could not have reasonably discovered such false and misleading statements prior to at least June 2009 when FINRA issued its first alert to investors.

SECOND CAUSE OF ACTION

(Violations of Section 15 of the Securities Act)

57. Plaintiff incorporates by reference all the above allegations as though fully set forth herein.

58. This claim is brought pursuant to Section 15 of the Securities Act against the Individual Defendants as control persons of ProShares Trust.

59. The Individual Defendants are "control persons" of ProShares Trust within the meaning of Section 15 of the Securities Act, by virtue of their positions of operational control of ProShares Trust. At the time Plaintiff and the Plaintiff Class purchased shares of SKF, Individual Defendants had the power and authority, and exercised the same, to cause ProShares Trust to engage in the wrongful conduct complained of herein.

60. Pursuant to Section 15 of the Securities Act, by reason of the foregoing, the Individual Defendants are liable to Plaintiff and the Plaintiff Class for ProShares Trust's primary violations of Section 11 of the Securities Act.

61. By virtue of the foregoing, Plaintiff and the Plaintiff Class are entitled to damages against the Individual Defendants.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands that judgment be rendered in favor of Plaintiff against Defendants as follows:

1. Finding that this action is appropriate as a class action and certifying that Plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure.

2. For compensatory and general damages according to proof;

3. For special damages according to proof;

4. For prejudgment interest at the maximum legal rate;

5. For the costs of the proceedings herein;

6. For rescission of all transactions made by members of the Plaintiff Class in shares of SKF;

7. For Plaintiff's reasonable attorneys' fees; and

8. For all such other and further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury in this action.

August 31, 2009

John B. Isbister, Federal Bar No. 00639
Jaime W. ~~Luse~~, Federal Bar No. 27394
TYDINGS & ROSENBERG LLP
100 East Pratt Street
26th Floor
Baltimore, Maryland 21202
Telephone: (410) 752-9700
Facsimile: (410) 727-5460
jisbister@tydingslaw.com
jluse@tydingslaw.com

Bruce L. Simon California Bar No. 96241
George S. Trevor California Bar No. 127875
PEARSON, SIMON, WARSHAW & PENNY, LLP
44 Montgomery Street
Suite 1430
San Francisco, California 94104
Telephone: (415) 433-9000
Facsimile: (415) 433-9008

Clifford H. Pearson California Bar No. 108523
PEARSON, SIMON, WARSHAW & PENNY, LLP
15165 Ventura Boulevard
Suite 400
Sherman Oaks, CA 91403
Telephone: (818) 788-8300
Facsimile: (818) 788-8104

Counsel for Plaintiff Samson Ho

4033

UNITED STATES DISTRICT COURT FOR THE DISTRICT OF MARYLAND

RICHARD G. RHOADS JR., on behalf of himself and all others similarly situated,

Plaintiff,

v.

PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG RUSSELL S. REYNOLDS, III; MICHAEL WACHS; SIMON D. COLLIER; and DOES 1-100,

Defendants.

Civil No.: DKC 09CV2328

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

Plaintiff, Richard G. Rhoads Jr., individually and on behalf of all others similarly situated, by his attorneys, alleges the following upon information and belief, except for those allegations as to himself, which are alleged upon personal knowledge. The allegations are based upon counsel's investigation, a review and analysis of documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), press releases, marketing materials and other public statements made by the Defendants, reports and interviews published in the media and of public record, warnings issued by the SEC and other regulatory agencies and information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the UltraShort MSCI Emerging Markets Fund offered by ProShares Trust ("ProShares EEV Fund" or the "UltraShort MSCI Fund").

2. The UltraShort MSCI Emerging Markets Fund is a double-leveraged exchange traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the Fund's shares (the "Class"). The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act").

3. ProShares has touted and solicited investment in its exotic double-leveraged EEV Fund which seeks to deliver twice the inverse (opposite) of the daily performance of the MSCI Emerging Markets Index ("MSCI").

4. The EEV has not performed in accordance with the reasonable expectations of investors and is a defective securities product. ProShares issued the Fund on October 30, 2007. Its market price returns percentage for the year ending July 31, 2009 is -79.20 percent and is -54.75 percent since the Fund's inception. The Fund traded at a 52 week high of $207.10 and currently trades at $15.85. Its net asset value total returns percentage since inception is -54.75 percent.

5. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are funds that track a particular stock index and trade like stock. Non-traditional, or so-called "double-leveraged" ETFs, such as the ProShares EEV Fund, have become

enormously popular over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. The ProShares EEV double-leveraged fund has attracted increasingly significant investor assets based upon misrepresentations and material omissions of fact by the Defendants.

6. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's leveraged ETFs. ProShares touts its double-leveraged Funds as corresponding to the performance of a benchmark such as the multiple of the price performance or the multiple inverse of the price performance of an index or security.

7. ProShare's double-leveraged funds are essentially divided into two categories: Ultra and UltraShort. "Ultra funds" are double-long leveraged funds; whereas "UltraShort" funds are double-short leveraged funds.

8. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up by a multiple of the performance of a benchmark when markets go up; UltraShort ETFs are designed to go up by a multiple of the inverse of a benchmark when markets go down.

9. ProShares attracted investors with tempting and seemingly safe alternatives to stocks, namely ProShares Ultra ETFs and ProShares' UltraShort ETFs, including the double-leveraged EEV Fund.

10. ProShares presented their UltraShort Funds as a simple mathematical model using an objective formula to create a portfolio that will produce an inverse two times return, compared to its index. ProShares represented that it would be "simple ... to try to hedge against downturns or seek profit when markets fall." ProShares made seeking shelter from the traditional financial

markets sound easy by purchasing their UltraShort Funds. To the contrary, ProShares mathematical model was neither accurate or simple to execute.

11. The UltraShort MSCI Emerging Markets Fund ("EEV") seeks investment results that correspond to twice the inverse (200 percent) of the daily performance of the MSCI Emerging Markets Index hereinafter ("MSCI") which was designed to measure equity market performance in global emerging markets. The EEV Fund is mandated to take positions in securities and/or financial instruments (including derivatives) that, in combination, should have similar daily price return characteristics as 200 percent of the EEV Fund's benchmark, the MSCI Index.

12. ProShares double-leveraged fund, the EEV Fund, seeks to replicate or double the inverse return of the MSCI benchmark.

13. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the EEV Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its double-leveraged funds, such as the EEV Fund, bring to implementing what are represented to be straight forward investment strategies.

14. ProShares represents that its UltraShort EEV Fund operates successfully based on an objective mathematical approach. ProShares Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

15. In managing the assets of the Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because the Fund offered by ProShares purports to function as a result of reliable math, not subjective criteria.

16. The problem with ProShares UltraShort MSCI Emerging Markets Fund, however, is that ProShare's math does not add up and the product does not perform.

17. For example, the EEV Fund, purchased by the Plaintiff, is supposed to deliver double the inverse return of the MSCI Index, which fell approximately 52 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit for investors who anticipated a decline in the performance of the emerging markets. In other words, the EEV Fund should have appreciated by 104 percent during this period. However, the EEV Fund actually fell approximately 30 percent (a 134 percent shortfall) during this period.


Anticipated Returns
1/2/08 – 12/17/08
MSCI Index
EEV
104%
Actual Returns
1/2/08 – 12/17/08
MSCI Index
EEV
-30%

18. Given the extreme tracking error between the performance of the EEV Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The EEV Fund is, therefore, the equivalent of a defective product. The EEV Fund does not do what it was designed to do, represented to do, or advertised to do.

19. The Registration Statement does not disclose that the EEV Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the purpose of ProShares' UltraShort ETFs generally, the EEV Fund would fail to provide any reasonable correlation to its stated benchmark or investors' reasonable expectations.

20. ProShares attempts to state that the EEV Fund only seeks to replicate double the inverse return of the daily returns of the MSCI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." This statement, however, was insufficient to and did not inform Plaintiff and the proposed class of the material risks of investing in the EEV Fund. The Defendants failed to warn investors that holding the EEV Fund for more than a day will most certainly lead to enormous under-performance and losses. In fact, ProShares could not make that statement and still successfully issue the Fund or remain in business with respect to the EEV Fund. As ProShares certainly knows, investors do not view ETFs as day trading investment vehicles and did not day-trade the Funds. Moreover, it is virtually economically impossible for all purchasers in the EEV Fund to sell out of their positions at the end of one day or one trading session.

21. Furthermore, ProShares does not market the EEV Fund as a day-trading vehicle. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10 year periods, indicating that long term investing in the ProShares double-leveraged Funds is a perfectly reasonable investment strategy. ProShares' imposes no temporal limits on investors in its Ultra or UltraShort ETFs.

22. ProShares failed to adequately disclose that its ETFs, including its EEV Fund, are only for daily use. Even Direxion, one of ProShares' main competitors, has gone further, noting on its website that "Direxion Shares ETFs seek daily investment goals and should be used as short term trading vehicles."

23. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") issued Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs ... typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products...."

24. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear results to

the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

25. Since FINRA's warnings, some brokerage firms including Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the EEV Fund. Edward Jones called ETFs like the EEV Fund "one of the most misunderstood and potentially dangerous types of ETFs."

26. UBS and many other firms have now also said that it would not trade ETFs that use leverage or sell an underlying asset short or long. Similarly, Raymond James, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional Double-Leveraged Funds.

27. As reported on July 30, 2009 by the Wall Street Journal, Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting . . . Proceed with extreme caution." The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

28. Both the letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in each of the Funds have been deceived by the notion of directional investment plays. It is readily apparent

that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." ProShares lured investors with a false predicate—that the UltraShort MSCI Emerging Markets Fund would go up if the MSCI went down. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.

29. The EEV Fund is not a simple investment vehicle, did not go up when its benchmark index went down, and investors in the EEV Fund have been shocked to learn that their supposedly safe hedge has caused them substantial losses. This action alleges that Defendants failed to disclose, *inter alia*, the following risks in the Registration Statement:

a. Mathematical compounding actually prevents the EEV Fund from achieving its stated investment objective over a period of time greater than one day;

b. Once an index falls and the UltraShort Fund moves in the opposite direction, they no longer share their original mathematical relationship;

c. Wide divergence and/or inverse correlation between the EEV Fund and the MSCI over time would only happen in the rarest of circumstances, and inadvertently if at all;

d. The extent to which performance of the EEV Fund would inevitably diverge from the performance of the MSCI —i.e., the probability, if not certainty, of spectacular tracking error;

e. The severe consequences of high market volatility on the EEV Fund's investment objective and performance;

f. The severe consequences of inherent path dependency in periods of high market volatility on the EEV Fund's performance;

g. The role the EEV Fund plays in increasing market volatility, particularly in the last hour of trading;

h. The consequences of the EEV Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;

i. The EEV Fund causes dislocations in the stock market;

j. The EEV Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the EEV Fund.

JURISDICTION AND VENUE

30. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act (15 U.S.C. §§77k and 77o).

31. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

32. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because Defendants ProShares Trust and ProShares Advisors are headquartered at 7501 Wisconsin Avenue, Bethesda, Maryland and many of the acts and practices complained of herein occurred in substantial part in this District.

33. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

34. Plaintiff, Richard G. Rhoads Jr. is a resident of the State of North Carolina, invested assets in the EEV Fund and was damaged thereby, as detailed in the Certification attached hereto as Exhibit A.

35. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

36. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the EEV Fund. ProShare Advisors provides investment advice and management services to ProShares and its ETFs, including the EEV Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the EEV Fund and other Funds. ProShare Advisors is owned by Defendants Michael L. Sapir, Louis M. Mayberg and William E. Seale.

37. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, PA 19456, is the distributor and principal underwriter for the Funds. SEI has been

registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the Funds to broker/dealers and, ultimately, shareholders.

38. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

39. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

40. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

41. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

42. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

43. The Defendants enumerated in Paragraphs 38-42 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the Funds. The Board of Trustees of ProShares is responsible for the general supervision of all of the Funds. The officers of ProShares are responsible for the day-to-day operations of the Funds.

CLASS ACTION ALLEGATIONS

44. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the EEV double-leveraged funds pursuant or traceable to the Company's false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the

Class are Defendants, the officers and directors of the Company, at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

45. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there are thousands of members in the proposed Class.

46. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

47. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

48. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

a. whether the Securities Act was violated by Defendants' acts as alleged herein;

b. whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

c. to what extent the members of the Class have sustained damages and the proper measure of damages.

49. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as

the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

A. Traditional ETFs

50. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

a. ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

b. Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

c. After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

d. Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

B. ProShares Non-Traditional or Double-Leveraged ETFs Such As The EEV Fund

51. ProShares non-traditional, double-leveraged ETFs such as the EEV Fund are an even newer breed of exotic ETFs that claim to deliver multiples of the performance or inverse returns of the index or benchmark they track.

52. The non-traditional ProShares ETF, the EEV Fund, is both short and double-leveraged, meaning that it seeks to achieve a return that is a twice the inverse performance of the underlying index. To accomplish their objectives, ProShares pursues a range of investment strategies through the use of complex swaps, futures contracts and other derivative instruments.

53. ProShares EEV Fund "resets" daily. This results in major "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

ADDITIONAL FACTUAL ALLEGATIONS

A. ProShares' Non-Traditional UltraShort EEV Fund

54. ProShares describes its UltraShort ETFs as vehicles that "[seek profit from downturns]." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

55. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

Q: What are Short ProShares?

A: They are the first exchange traded funds (ETFs) specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.

Here's how they work: if the S&P 500® Index drops 1 percent in a day, ProShares Short S&P500® should gain 1 percent that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2 percent (before fees and expenses) if the index slips 1 percent in a day.

On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1 percent in a day, ProShares Short S&P500 should lose 1 percent, and ProShares UltraShort S&P500 should lose 2 percent (again, before fees and expenses). UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.

Q: How are Short ProShares different from short selling?

A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles—or expense—of a margin account. It's as simple as buying a stock.

Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares' places no temporal limits on investors in its UltraShort ETFs.

56. If a class member owns a ProShares UltraShort fund designed to rise by twice as much as its underlying index falls on any given day, holding the fund for more than one day and the longer the trading continues, the greater the divergence from the ProShares promised 2-to-1 results become, as demonstrated below:

	DAY ONE			**DAY TWO**		
	Starting Value	**Daily % Change**	**Ending Value**	**Daily % Change**	**Ending Value**	**% Change from Start**
INDEX	$100.00	10.0%	$110.00	-9.0%	$100.10	0.1%

FUND	$10.00	-20.0%	$8.00	18.0%	$9.44	-5.6%

57. By the end of day two, although the index is slightly above 100, to fulfill an investor's reasonable expectations, the fund would also have to be back near its starting point. Instead however, from a simple mathematical standpoint, the fund has fallen 5.6 percent in value to $9.44 and the longer the trading continues, the greater divergence from ProShares promised 2-to-1 result.

B. The EEV Fund

58. On or about October 30, 2007, ProShares registered the EEV Fund as an ETF. The EEV Fund seeks investment results, before fees and expenses that correspond to twice the inverse daily performance of the MSCI. The MSCI is a float-adjusted capitalization-weighted index that targets for index inclusion 85 percent of free float adjusted market capitalization in each industry group, in global emerging market countries.

59. The EEV Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as —200 percent of the return of the index. The EEV Fund's principal investment strategies include:

a. Taking positions in financial instruments (including derivatives) that Pro Share Advisors believes, in combination, should have similar daily price return characteristics as twice (200 percent) the inverse of the MSCI;

b. Committing at least 85 percent of its assets to investments that, in combination, have economic characteristics that are inverse to those of the MSCI;

c. Employing leveraged investment techniques in seeking its investment objective;

d. Investing assets not invested in financial instruments in debt securities and/or money market instruments; and

e. Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated.

60. Investors who acquired shares in the EEV Fund during the Class Period thought they were protecting their assets. Indeed, the MSCI was down by 52 percent in 2008. However, instead of increasing 104 percent in value as the MSCI declined, the value of the EEV Fund actually fell 30 percent (a 134 percent short fall), causing Plaintiff and the Class losses even though, directionally speaking, they invested correctly.

61. The EEV Fund is supposed to deliver double the inverse return of the MSCI, which fell 52 percent from January 2, 2008 through December 17, 2008, ostensibly creating a profit (or an offset against other losses) for investors who anticipated a decline in the emerging markets.

62. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The Fund is, therefore, the equivalent of a defective product. The Fund does not do what it was designed to do, represented to do, or advertised to do. It does not perform in accordance with reasonable expectations of investors.

63. The Registration Statement does not disclose that the EEV Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the EEV Fund, the investment objective of the EEV Fund, and the

purpose of ProShares' UltraShort ETFs generally, the EEV Fund would perform precisely the opposite of investors' reasonable expectations.

64. The Registration Statements do not disclose, or fail to emphasize, that these funds must be sold within one (1) day. In other words, investors are not aware that the only chance they have, within any mathematical formula, to profit is by selling the same day they buy into the fund.

65. ProShares cavalierly states that the EEV Fund seeks to replicate double the inverse return of the daily returns of the MSCI, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding the EEV Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day trading investment vehicles and did not day trade the EEV Fund or the other ProShares Funds. In fact, it is virtually economically impossible for all ProShares EEV Fund and other Funds' purchasers to sell out of their positions at the end of one day.

66. Furthermore, ProShares does not market the EEV Fund or the other Funds referenced in paragraph one as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over 1-year, 3-year, 5-year, and 10-year periods. There are no temporal limits placed on investors in the EEV Fund.

67. ProShares now acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stopped short of disclosing that its ETFs are for short-term use only.

Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

C. The False and Misleading Registration Statement

68. On August 30, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, which incorporates by reference ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

69. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed: The ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200 percent or -200 percent) will not generally equal a fund's performance over that same period. ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

70. The disclosures and representations made by the Defendants in the Registration Statement and Prospectus were false and/or misleading because they failed to disclose:

a. Mathematical compounding actually prevents the EEV Fund from achieving its stated investment objective over a period of time greater than one day;

b. Once the MSCI index falls and the UltraShort EEV Fund moves in the opposite direction, they no longer share their original mathematical relationship;

c. Inverse correlation between the EEV Fund and the MSCI over time would only happen in the rarest of circumstances, and inadvertently if at all;

d. The extent to which performance of the EEV Fund would inevitably diverge from the performance of the MSCI—i.e., the probability, if not certainty, of spectacular tracking error;

e. The severe consequences of high market volatility on the EEV Fund's investment objective and performance;

f. The severe consequences of inherent path dependency in periods of high market volatility on the EEV Fund's performance;

g. The role the EEV Fund plays in increasing market volatility, particularly in the last hour of trading;

h. The consequences of the EEV Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;

i. The EEV Fund causes dislocations in the stock market;

j. The EEV Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the EEV Fund.

71. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually prevents the EEV Fund from achieving its stated investment objective over a period of time greater than one day. ProShares' affiliate, ProShares Trust 115, disclosed this material fact in a Form 10-K filed with the SEC on March 31, 2009 ("The Funds do not seek

to achieve their stated investment objective over a period of time greater than one day because mathematical compounding prevents the Funds from achieving such results.").

72. Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading given the virtual impossibility of the EEV Fund's ability to correlate to the MSCI over time.

73. ProShares Trust II is a Delaware statutory trust formed on October 9, 2007, and is a commodity pool as defined in the Commodity Exchange Act. ProShares Trust II is currently organized into separate series of ETFs, just like ProShares. ProShares Trust II employs the same purportedly formulaic model as ProShares.

74. By its very construct, the EEV Fund actually exacerbates volatility, thus directly contributing to its own failure as an instrument for anything other than a day trade. By bifurcating an index into long side and short side ETFs, ProShares eliminates an "out" for the market maker, causing the market maker to actively hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, and buyers can be matched easily with sellers, and price discovery is reached. However, when you set up a specifically double-leveraged instrument, rather than one common product that people can be either long or short on, an ETF contributes to dislocations. Moreover, ProShares purposefully segments the Ultra and UltraShorts, and that, by definition, creates illiquidity. ProShares failed to sufficiently disclose as much to Plaintiff and the Class.

75. ProShares' feeble attempt to explain the relationship between compounding and volatility vis-a-viz an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced"—does not at all explain to investors that: (a)

volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double leveraged ETF such as the EEV Fund, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors.

76. Prospective and actual investors in ProShares have been misled. The EEV Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions." The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them. Double-leveraged ETFs, such as the EEV Fund, do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

D. Red Flags Raised by FINRA & Others

77. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> **Suitability**
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. The first is determining whether the product is suitable for any customer, an analysis that requires firms and

> associated persons to fully understand the products and transactions they recommend.
>
> **Communications With the Public**
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would cause such a communication to be misleading....

78. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, are extremely complicated and confusing products, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA' s radar screen."

79. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

80. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

81. On July 21, 2009, as reported by the Wall Street Journal in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the EEV Fund. Edward Jones called ETFs like the EEV Fund "one of the most misunderstood and potentially dangerous types of ETFs."

82. On July 27, 2009, in a letter to wealth management clients, as reported by the Wall Street Journal in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

83. On July 30, 2009, the Wall Street Journal published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab ("Schwab") issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Schwab offered a strongly worded warning on its website noting that "while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting.... Proceed with extreme caution." The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

84. On August 1, 2009, the Wall Street Journal quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: "Hedges [like the EEV Fund] aren't supposed to become less trustworthy when you really need them."

COUNT I

Violations of § 11 of the 1933 Act Against All Defendants

85. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

86. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all defendants.

87. ProShares is the issuer of the shares in the UltraShort MSCI Emerging Markets Fund and sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

88. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

89. As signatories or authorizers of the Registration Statement, directors, officers of the EEV Fund or controlling persons of the issuer, the Defendants owed the purchasers of EEV shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation

of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

90. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for EEV shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof. Plaintiff and the Class all purchased EEV stock or shares in the EEV Fund issued pursuant and/or traceable to the Registration Statement.

91. Plaintiff and other members of the Class purchased or otherwise acquired their EEV shares or shares in the ProShares Funds without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

92. At the time of their purchases of their shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II

Violations of § 15 of the Securities Act Against the Individual Defendants

93. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

94. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

95. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the EEV Fund.

Prayer For Relief

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as a class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class Members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury.

DATED: September 2, 2009

Respectfully submitted,

Charles J. Piven - Bar No. 00967
Yelena Trepetin – Bar No. 28706
BROWER PIVEN
A Professional Corporation
The World Trade Center – Baltimore
401 East Pratt Street, Suite 2525
Baltimore, Maryland 21202
T: (410) 332-0030
F: (410) 685-1300
piven@browerpiven.com
trepetin@browerpiven.com

Kenneth G. Gilman, Esq.
GILMAN AND PASTOR, LLP
16 Fourteenth Avenue
Wareham, Mass. 02571
T: (508) 291-8400
F: (508) 291-3258
kgilman@gilmanpastor.com

Peter Lagorio, Esq.
LAGORIO LAW OFFICES
63 Atlantic Avenue, 3rd Floor
Boston, Mass. 02110
T: (617) 367-4200
F: (617) 840-3279
plagorio@lagoriolaw.com

CERTIFICATION OF PROPOSED LEAD PLAINTIFF

I, Richard G. Rhoads, Jr., hereby certify as follows:

1. I am fully authorized to enter into and execute this Certification. I have reviewed a complaint prepared against the UltraShort EEV ProShares Fund alleging violations of the federal securities laws and I authorized the filing of this complaint;

2. I did not purchase the UltraShort EEV ProShares Fund at the direction of counsel or in order to participate in any private action under the federal securities laws;

3. I am willing to serve as a lead plaintiff in this matter, including providing testimony at deposition and trial, if necessary;

4. I have transactions in the UltraShort EEV ProShares Fund during the class period as reflected in Exhibit A hereto;

5. I have not sought to serve as a lead plaintiff in any class action under the federal securities laws during the last three years, except for the following:

6. Beyond my pro rata share of any recovery, I will not accept payment for serving as a lead plaintiff on behalf of the class, except the reimbursement of such reasonable costs and expenses (including lost wages) as ordered or approved by the Court.

I declare under penalty of perjury, under the laws of the United States, that the foregoing is true and correct.

Executed this 31 day of August, 2009.

[signature]
Richard G. Rhoads, Jr.

{00020121.DOC ; 1}

Exhibit A

Trade Date	Name of Fund	Type of Trade	# of Shares	Price	Amount
10/22/2008	EEV	Bought	1300	$142.88	-$185,752.95
10/22/2008	EEV	Bought	75	$144.49	-$10,856.70
10/23/2008	EEV	Sold	-788	$149.96	$118,084.51
10/23/2008	EEV	Sold	-212	$149.99	$31,786.75
10/23/2008	EEV	Sold	-100	$149.97	$14,996.91
10/23/2008	EEV	Sold	-100	$149.96	$14,995.91
10/23/2008	EEV	Sold	-100	$149.89	$14,988.91
10/23/2008	EEV	Sold	-75	$149.56	$11,196.98
10/24/2008	EEV	Sold	-530	$177.30	$93,968.47
10/24/2008	EEV	Sold	-200	$176.79	$35,358.60
10/24/2008	EEV	Sold	-200	$175.51	$35,090.85
10/24/2008	EEV	Sold	-20	$176.58	$3,531.58
10/24/2008	EEV	Bought	100	$192.19	-$19,219.00
10/24/2008	EEV	Bought	100	$192.41	-$19,241.00
10/24/2008	EEV	Bought	100	$192.42	-$19,242.00
10/24/2008	EEV	Bought	100	$192.43	-$19,243.00
10/24/2008	EEV	Bought	150	$192.39	-$28,858.50
10/24/2008	EEV	Bought	200	$192.38	-$38,476.00
10/24/2008	EEV	Bought	200	$192.46	-$38,502.95
10/24/2008	EEV	Bought	950	$175.00	-$166,260.95
10/24/2008	EEV	Bought	59	$178.88	-$10,573.87
10/27/2008	EEV	Sold	-100	$194.00	$19,388.94
11/11/2008	EEV	Bought	4	$92.88	-$391.47
11/21/2008	EEV	Bought	20	$114.16	-$2,294.15
11/24/2008	EEV	Sold	-34	$88.24	$3,000.10
11/24/2008	EEV	Sold	-29	$88.23	$2,538.69
12/1/2008	EEV	Bought	100	$81.73	-$8,183.95
12/1/2008	EEV	Bought	350	$81.71	-$28,599.87
12/31/2008	EEV	Sold	-187	$53.66	$10,026.64
1/15/2009	EEV	Sold	-1133	$58.94	$66,770.64
1/22/2009	EEV	Sold	-153	$64.81	$9,907.87
1/22/2009	EEV	Bought	53	$64.82	-$3,443.46
1/22/2009	EEV	Bought	100	$64.45	-$6,452.85

JS 44 (Rev. 11/04)

CIVIL COVER SHEET

The JS 44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for the use of the Clerk of Court for the purpose of initiating the civil docket sheet. (SEE INSTRUCTIONS ON THE REVERSE OF THE FORM.)

I. (a) PLAINTIFFS
RICHARD G. RHOADS, JR., Individually and On Behalf Of All Others Similarly Situated

(b) County of Residence of First Listed Plaintiff ______
(EXCEPT IN U.S. PLAINTIFF CASES)

Charles J. Piven, Esquire/Yelena Trepetin, Esquire
Brower Piven, A Professional Corporation
401 E. Pratt Street, Suite 2525
Baltimore, Maryland 21202
410-332-0030 (Office) / 410-685-1300 (Fax)

DEFENDANTS
PROSHARES TRUST, *et al.*

County of Residence of First Listed Defendant ______
(IN U.S. PLAINTIFF CASES ONLY)
NOTE: IN LAND CONDEMNATION CASES, USE THE LOCATION OF THE LAND INVOLVED.

Attorneys (If Known)

DKC 09 CV 2328

SEP - 2 2009

II. BASIS OF JURISDICTION (Place an "X" in One Box Only)

☐ 1 U.S. Government Plaintiff
☑ 3 Federal Question (U.S. Government Not a Party)
☐ 2 U.S. Government Defendant
☐ 4 Diversity (Indicate Citizenship of Parties in Item III)

III. CITIZENSHIP OF PRINCIPAL PARTIES (Place an "X" in One Box for Plaintiff and One Box for Defendant) (For Diversity Cases Only)

	PTF	DEF		PTF	DEF
Citizen of This State	☐ 1	☐ 1	Incorporated *or* Principal Place of Business In This State	☐ 4	☐ 4
Citizen of Another State	☐ 2	☐ 2	Incorporated *and* Principal Place of Business In Another State	☐ 5	☐ 5
Citizen or Subject of a Foreign Country	☐ 3	☐ 3	Foreign Nation	☐ 6	☐ 6

IV. NATURE OF SUIT (Place an "X" in One Box Only)

CONTRACT
☐ 110 Insurance
☐ 120 Marine
☐ 130 Miller Act
☐ 140 Negotiable Instrument
☐ 150 Recovery of Overpayment & Enforcement of Judgment
☐ 151 Medicare Act
☐ 152 Recovery of Defaulted Student Loans (Excl. Veterans)
☐ 153 Recovery of Overpayment of Veteran's Benefits
☐ 160 Stockholders' Suits
☐ 190 Other Contract
☐ 195 Contract Product Liability
☐ 196 Franchise

REAL PROPERTY
☐ 210 Land Condemnation
☐ 220 Foreclosure
☐ 230 Rent Lease & Ejectment
☐ 240 Torts to Land
☐ 245 Tort Product Liability
☐ 290 All Other Real Property

TORTS

PERSONAL INJURY
☐ 310 Airplane
☐ 315 Airplane Product Liability
☐ 320 Assault, Libel & Slander
☐ 330 Federal Employers' Liability
☐ 340 Marine
☐ 345 Marine Product Liability
☐ 350 Motor Vehicle
☐ 355 Motor Vehicle Product Liability
☐ 360 Other Personal Injury

PERSONAL INJURY
☐ 362 Personal Injury - Med. Malpractice
☐ 365 Personal Injury - Product Liability
☐ 368 Asbestos Personal Injury Product Liability

PERSONAL PROPERTY
☐ 370 Other Fraud
☐ 371 Truth in Lending
☐ 380 Other Personal Property Damage
☐ 385 Property Damage Product Liability

CIVIL RIGHTS
☐ 441 Voting
☐ 442 Employment
☐ 443 Housing/ Accommodations
☐ 444 Welfare
☐ 445 Amer. w/Disabilities - Employment
☐ 446 Amer. w/Disabilities - Other
☐ 440 Other Civil Rights

PRISONER PETITIONS
☐ 510 Motions to Vacate Sentence
Habeas Corpus:
☐ 530 General
☐ 535 Death Penalty
☐ 540 Mandamus & Other
☐ 550 Civil Rights
☐ 555 Prison Condition

FORFEITURE/PENALTY
☐ 610 Agriculture
☐ 620 Other Food & Drug
☐ 625 Drug Related Seizure of Property 21 USC 881
☐ 630 Liquor Laws
☐ 640 R.R. & Truck
☐ 650 Airline Regs.
☐ 660 Occupational Safety/Health
☐ 690 Other

LABOR
☐ 710 Fair Labor Standards Act
☐ 720 Labor/Mgmt. Relations
☐ 730 Labor/Mgmt.Reporting & Disclosure Act
☐ 740 Railway Labor Act
☐ 790 Other Labor Litigation
☐ 791 Empl. Ret. Inc. Security Act

BANKRUPTCY
☐ 422 Appeal 28 USC 158
☐ 423 Withdrawal 28 USC 157

PROPERTY RIGHTS
☐ 820 Copyrights
☐ 830 Patent
☐ 840 Trademark

SOCIAL SECURITY
☐ 861 HIA (1395ff)
☐ 862 Black Lung (923)
☐ 863 DIWC/DIWW (405(g))
☐ 864 SSID Title XVI
☐ 865 RSI (405(g))

FEDERAL TAX SUITS
☐ 870 Taxes (U.S. Plaintiff or Defendant)
☐ 871 IRS—Third Party 26 USC 7609

OTHER STATUTES
☐ 400 State Reapportionment
☐ 410 Antitrust
☐ 430 Banks and Banking
☐ 450 Commerce
☐ 460 Deportation
☐ 470 Racketeer Influenced and Corrupt Organizations
☐ 480 Consumer Credit
☐ 490 Cable/Sat TV
☐ 810 Selective Service
☑ 850 Securities/Commodities/ Exchange
☐ 875 Customer Challenge 12 USC 3410
☐ 890 Other Statutory Actions
☐ 891 Agricultural Acts
☐ 892 Economic Stabilization Act
☐ 893 Environmental Matters
☐ 894 Energy Allocation Act
☐ 895 Freedom of Information Act
☐ 900Appeal of Fee Determination Under Equal Access to Justice
☐ 950 Constitutionality of State Statutes

V. ORIGIN (Place an "X" in One Box Only)

☑ 1 Original Proceeding ☐ 2 Removed from State Court ☐ 3 Remanded from Appellate Court ☐ 4 Reinstated or Reopened ☐ 5 Transferred from another district (specify) ☐ 6 Multidistrict Litigation ☐ 7 Appeal to District Judge from Magistrate Judgement

VI. CAUSE OF ACTION
Cite the U.S. Civil Statute under which you are filing (Do not cite jurisdictional statutes unless diversity):
Sections 11 and 15 of the Securities Act (15 U.S.C. Sections 77k and o)
Brief description of cause:

VII. REQUESTED IN COMPLAINT:
☑ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23
DEMAND $
CHECK YES only if demanded in complaint:
JURY DEMAND: ☑ Yes ☐ No

VIII. RELATED CASE(S) IF ANY (See instructions): JUDGE DKC. 09-2304 DOCKET NUMBER

DATE 9/2/09
SIGNATURE OF ATTORNEY OF RECORD Tr

FOR OFFICE USE ONLY

RECEIPT # ______ AMOUNT ______ APPLYING IFP ______ JUDGE ______ MAG. JUDGE ______

Mail Processing Section
SEC
SEP 14 2009
Washington, DC
120

JS 44C/SDNY
REV. 1/2008

CIVIL COVER SHEET '09 CIV 7356

The JS-44 civil cover sheet and the information contained herein neither replace nor supplement the filing and service of pleadings or other papers as required by law, except as provided by local rules of court. This form, approved by the Judicial Conference of the United States in September 1974, is required for use of the Clerk of Court for the purpose of initiating the civil docket sheet.

AUG 20 2009

PLAINTIFF(S)

CHARLES SANKOWICH, on Behalf of Himself and all Others Similarly Situated

DEFENDANTS

PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER

ATTORNEYS (FIRM NAME, ADDRESS, AND TELEPHONE NUMBER)

Labaton Sucharow LLP
140 Broadway
New York, NY 10005
Tel: (212) 907-0700

ATTORNEYS (IF KNOWN)

Christopher J. Keller (CK-2347)
Alan I. Ellman (AE-7347)
Stefanie J. Sundel (SS-8168)

CAUSE OF ACTION (CITE THE U.S. CIVIL STATUTE UNDER WHICH YOU ARE FILING AND WRITE A BRIEF STATEMENT OF CAUSE) (DO NOT CITE JURISDICTIONAL STATUTES UNLESS DIVERSITY)

§§ 11 and 15 of the Securities Act of 1933 [15 U.S.C. §§77k and 77o]

Has this or a similar case been previously filed in SDNY at any time? ☐ No ☒ Yes Judge Previously Assigned Hon. John G. Koeltl

If yes, was this case Vol. ☐ Invol. ☐ Dismissed. No ☒ Yes ☐ If yes, give date ________ & Case No. ________

(PLACE AN [x] IN ONE BOX ONLY) NATURE OF SUIT

CONTRACT

[ ] 110 INSURANCE
[ ] 120 MARINE
[ ] 130 MILLER ACT
[ ] 140 NEGOTIABLE INSTRUMENT
[ ] 150 RECOVERY OF OVERPAYMENT & ENFORCEMENT OF JUDGMENT
[ ] 151 MEDICARE ACT
[ ] 152 REOCVERY OF DEFAULTED STUDENT LOANS (EXCL VETERANS)
[ ] 153 RECOVERY OF OVERPAYMENT OF VETERAN'S BENEFITS
[ ] 160 STOCKHOLDERS SUITS
[ ] 190 OTHER CONTRACT
[ ] 195 CONTRACT PRODUCT LIABILITY
[ ] 196 FRANCHISE

REAL PROPERTY

[ ] 210 LAND CONDEMNATION
[ ] 220 FORECLOSURE
[ ] 230 RENT LEASE & EJECTMENT
[ ] 240 TORTS TO LAND
[ ] 245 TORT PRODUCT LIABILITY
[ ] 290 ALL OTHER REAL PROPERTY

TORTS

PERSONAL INJURY

[ ] 310 AIRPLANE
[ ] 315 AIRPLANE PRODUCT LIABILITY
[ ] 320 ASSAULT, LIBEL & SLANDER
[ ] 330 FEDERAL EMPLOYERS' LIABILITY
[ ] 340 MARINE
[ ] 345 MARINE PRODUCT LIABILITY
[ ] 350 MOTOR VEHICLE
[ ] 355 MOTOR VEHICLE PRODUCT LIABILITY
[ ] 360 OTHER PERSONAL INJURY

PERSONAL INJURY

[ ] 362 PERSONAL INJURY – MED MALPRACTICE
[ ] 365 PERSONAL INJURY PRODUCT LIABILITY
[ ] 368 ASBESTOS PERSONAL INJURY PRODUCT LIABILITY

PERSONAL PROPERTY

[ ] 370 OTHER FRAUD
[ ] 371 TRUTH IN LENDING
[ ] 380 OTHER PERSONAL PROPERTY DAMAGE
[ ] 385 PROPERTY DAMAGE PRODUCT LIABILITY

ACTIONS UNDER STATUTES

CIVIL RIGHTS

[ ] 441 VOTING
[ ] 442 EMPLOYMENT
[ ] 443 HOUSING ACCOMMODATIONS
[ ] 444 WELFARE
[ ] 445 AMERICANS WITH DISABILITIES - EMPLOYMENT
[ ] 445 AMERICANS WITH DISABILITIES – OTHER
[ ] 440 OTHER CIVIL RIGHTS

PRISONER PETITIONS

[ ] 510 MOTIONS TO VACATE SENTENCE 20 USC 2255
[ ] 530 HABEAS CORPUS
[ ] 535 DEATH PENALTY
[ ] 540 MANDAMUS & OTHER
[ ] 550 CIVIL RIGHTS
[ ] 555 PRISON CONDITION

FORFEITURE/PENALTY

[ ] 610 AGRICULTURE
[ ] 620 OTHER FOOD & DRUG
[ ] 625 DRUG RELATED SEIZURE OF PROPERTY 21 USC 881
[ ] 630 LIQUOR LAWS
[ ] 640 RR & TRUCK
[ ] 650 AIRLINE REGS
[ ] 660 OCCUPATIONAL SAFETY/HEALTH
[ ] 690 OTHER

LABOR

[ ] 710 FAIR LABOR STANDARDS ACT
[ ] 720 LABOR/MGMT RELATIONS
[ ] 730 LABOR/MGMT REPORTING & DISCLOSURE ACT
[ ] 740 RAILWAY LABOR ACT
[ ] 790 OTHER LABOR LITIGATION
[ ] 791 EMPL RET INC SECURITY ACT

IMMIGRATION

[ ] 462 NATURALIZATION APPLICATION
[ ] 463 HABEUS CORPUS-ALIEN DETAINEE
[ ] 465 OTHER IMMIGRATION ACTIONS

ACTIONS UNDER STATUTES

BANKRUPTCY

[ ] 422 APPEAL 28 USC 158
[ ] 423 WITHDRAWAL 28 USC 157

PROPERTY RIGHTS

[ ] 820 COPYRIGHTS
[ ] 830 PATENT
[ ] 840 TRADEMARK

SOCIAL SECURITY

[ ] 861 MIA (1395FF)
[ ] 862 BLACK LUNG (923)
[ ] 863 DIWC/DIWW (405(g))
[ ] 864 SSID TITLE XVI
[ ] 865 RSI (405(g))

FEDERAL TAX SUITS

[ ] 870 TAXES (U.S. Plaintiff or Defendant)
[ ] 871 IRS-THIRD PARTY 20 USC 7609

OTHER STATUTES

[ ] 400 STATE REAPPORTIONMENT
[ ] 410 ANTITRUST
[ ] 430 BANKS & BANKING
[ ] 450 COMMERCE/ICC RATES/ETC
[ ] 460 DEPORTATION
[ ] 470 RACKETEER INFLUENCED & CORRUPT ORGANIZATION ACT (RICO)
[ ] 480 CONSUMER CREDIT
[ ] 490 CABLE/SATELLITE TV
[ ] 810 SELECTIVE SERVICE
[X] 850 SECURITIES/ COMMODITIES/ EXCHANGE
[ ] 875 CUSTOMER CHALLENGE 12 USC 3410
[ ] 890 OTHER STATUTORY ACTIONS
[ ] 891 AGRICULTURE ACTS
[ ] 892 ECONOMIC STABILIZATION ACT
[ ] 893 ENVIRONMENTAL MATTERS
[ ] 894 ENERGY ALLOCATION ACT
[ ] 895 FREEDOM OF INFORMATION ACT
[ ] 900 APPEAL OF FEE DETERMINATION UNDER EQUAL ACCESS TO JUSTICE
[ ] 950 CONSTITUTIONALITY OF STATE STATUTES

00/7880

Check if demanded in complaint:

☒ CHECK IF THIS IS A CLASS ACTION UNDER F.R.C.P. 23

DO YOU CLAIM THIS CASE IS RELATED TO A CIVIL CASE NOW PENDING IN S.D.N.Y.? IF SO, STATE:

DEMAND $ to be determined at trial OTHER ________ JUDGE Hon. John G. Koeltl DOCKET NUMBER 1:09-cv-06935-JGK

Check YES only if demanded in complaint
JURY DEMAND: ☒ YES ☐ NO

NOTE: Please submit at the time of filing an explanation of why cases are deemed related.

ORIGIN

(PLACE AN x IN ONE BOX ONLY)

- ☒ 1 Original Proceeding
- ☐ 2 Removed from State Court
- ☐ 2b Removed from State Court **AND** at least one party is pro se.
- ☐ 3 Remanded from Appellate Court
- ☐ 4 Reinstated or Reopened
- ☐ 5 Transferred from (Specify District)
- ☐ 6 Multidistrict Litigation
- ☐ 7 Appeal to District Judge from Magistrate Judge Judgment

BASIS OF JURISDICTION

(PLACE AN x IN ONE BOX ONLY)

- ☐ 1 U.S. PLAINTIFF
- ☐ 2. U.S. DEFENDANT
- ☒ 3 FEDERAL QUESTION (U.S. NOT A PARTY)
- ☐ 4 DIVERSITY

IF DIVERSITY, INDICATE CITIZENSHIP BELOW. (28 USC 1332, 1441)

CITIZENSHIP OF PRINCIPAL PARTIES (FOR DIVERSITY CASES ONLY)

(Place an [X] in one box for Plaintiff and one box for Defendant)

	PTF	DEF		PTF	DEF		PTF	DEF
CITIZEN OF THIS STATE	[ ] 1	[ ] 1	CITIZEN OR SUBJECT OF A FOREIGN COUNTRY	[ ] 3	[ ] 3	INCORPORATED and PRINCIPAL PLACE OF BUSINESS IN ANOTHER STATE	[ ] 5	[ ] 5
CITIZEN OF ANOTHER STATE	[ ] 2	[ ] 2	INCORPORATED or PRINCIPAL PLACE OF BUSINESS IN THIS STATE	[ ] 4	[ ] 4	FOREIGN NATION	[ ] 6	[ ] 6

PLAINTIFF(S) ADDRESS(ES) AND COUNTY(IES)

CHARLES SANKOWICH
70 West 83rd Street, Apt. 2B
New York, New York 10024

DEFENDANT(S) ADDRESS(ES) AND COUNTY(IES)

PROSHARES TRUST
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

PROSHARE ADVISORS LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

MICHAEL L. SAPIR
Proshare Advisors LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

SEI INVESTMENTS DISTRIBUTION CO.
1 Freedom Valley Drive
Oaks, Pennsylvania 19456

LOUIS M. MAYBERG
Proshare Advisors LLC
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

RUSSELL S. REYNOLDS, III
Proshares Trust
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

MICHAEL WACHS
Proshares Trust
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

SIMON D. COLLIER
Proshares Trust
7501 Wisconsin Avenue
Suite 1000
Bethesda, Maryland 20814

DEFENDANT(S) ADDRESS UNKNOWN
REPRESENTATION IS HEREBY MADE THAT, AT THIS TIME, I HAVE BEEN UNABLE, WITH REASONABLE DILIGENCE, TO ASCERTAIN THE RESIDENCE ADDRESSES OF THE FOLLOWING DEFENDANTS:

Check one: THIS ACTION SHOULD BE ASSIGNED TO: ☐ WHITE PLAINS ☒ MANHATTAN
(DO NOT check either box if this is a PRISONER PETITION.)

DATE: 8/20/09 SIGNATURE OF ATTORNEY OF RECORD

RECEIPT #

ADMITTED TO PRACTICE IN THIS DISTRICT
[ ] NO
[x] YES (DATE ADMITTED Mo. Feb. Yr. 2000)
Attorney Bar Code # CK-2347

Magistrate Judge is to be designated by the Clerk of the Court.

Magistrate Judge ______________________________ is so Designated.

J. Michael McMahon, Clerk of Court by ____________ Deputy Clerk, DATED ____________________.

UNITED STATES DISTRICT COURT (NEW YORK SOUTHERN)

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK

CHARLES SANKOWICH, on Behalf of Himself and All Others Similarly Situated, Plaintiff, v. PROSHARES TRUST; PROSHARE ADVISORS LLC; SEI INVESTMENTS DISTRIBUTION CO.; MICHAEL L. SAPIR; LOUIS M. MAYBERG; RUSSELL S. REYNOLDS, III; MICHAEL WACHS; and SIMON D. COLLIER, Defendants.	09 CIV 7356 Civil No. ________ **CLASS ACTION COMPLAINT** **JURY TRIAL DEMANDED**

Plaintiff, individually and on behalf of all others similarly situated, by his attorneys, allege the following upon information and belief, except for those allegations as to themselves, which are alleged upon personal knowledge. The allegations are based on counsel's investigation, documents filed with the United States Government and Securities and Exchange Commission (the "SEC"), reports and interviews published in the press, and information obtained by Plaintiff.

NATURE OF THE ACTION

1. This is a class action on behalf of all persons who purchased or otherwise acquired shares in the ProShares UltraShort Financials Fund (the "SKF Fund"), an exchange-traded fund ("ETF") offered by ProShares Trust ("ProShares" or the "Trust"), pursuant or traceable to ProShares' false and misleading Registration Statement, Prospectuses, and Statements of Additional Information (collectively, the "Registration Statement") issued in connection with the SKF Fund's shares (the "Class"). The Class is seeking to pursue remedies under Sections 11 and 15 of the Securities Act of 1933 (the "Securities Act"). This action asserts strict liability and negligence claims against Defendants (defined below).

2. ProShares consists of a series of ETFs, including the SKF Fund. ETFs, regulated by the SEC under the Investment Company Act of 1940 (the "1940 Act"), are low-cost funds that track a particular stock index and trade like stock. Non-traditional, or so-called "leveraged" and/or "inverse" ETFs, such as the SKF Fund, have exploded in popularity over the last few years, offering investors alternate vehicles to take bullish, bearish, and leveraged positions on popular stock indices. Available in a number of different forms, non-traditional ETFs have attracted increasingly significant investor assets.

3. ProShares is the fifth largest provider of ETFs in the United States, and manages approximately 99 percent of the country's short and leveraged ETFs. ProShares designs each of

its ETFs to correspond to the performance of a daily benchmark—such as the price performance, the inverse of the price performance, or a multiple of the inverse of the price performance—of an index or security. ProShares' ETFs are essentially divided into two categories: Ultra and UltraShort.

4. ProShares sells its Ultra and UltraShort ETFs as "simple" directional plays. As marketed by ProShares, Ultra ETFs are designed to go up when markets go up; UltraShort ETFs are designed to go up when markets go down. The SKF Fund is one of ProShares' UltraShort ETFs, hence its eponym.

5. In the summer of 2007, storm clouds appeared in the financial and real estate markets, triggered by a dramatic rise in mortgage delinquencies and foreclosures in the United States. As housing prices declined, major global financial institutions that had borrowed and invested heavily in subprime mortgage-backed securities ("MBS") reported staggering losses. In July 2007, Bear Stearns liquidated two hedge funds that invested in various types of MBS. In March 2008, Bear Stearns nearly collapsed as J.P. Morgan Chase & Co. purchased the company for $2 per share (later raised to $10 per share), with the help of a $30 billion credit line from the Federal Reserve. In September 2008, the U.S. financial services industry teetered on the brink of collapse. During that month alone, the Federal Housing Finance Agency placed Fannie Mae and Freddie Mac in government conservatorship; Lehman Brothers filed for Chapter 11 bankruptcy protection; floundering Merrill Lynch was taken over by Bank of America; the Federal Reserve was authorized to lend up to $85 billion to American International Group; the net asset value of shares in the Reserve Primary Money Fund "broke the buck," falling below $1; and Washington Mutual Bank was shut down by the federal government, becoming the largest bank failure ever. The carnage in the U.S. financial services industry would continue into 2009.

6. Investors who wanted to create their own hedges or speculate that a sector would decline found a tempting and seemingly safe alternative in ProShares' UltraShort ETFs. By making it "simple ... to try to hedge against downturns or seek profit when markets fall," ProShares made seeking shelter from the financial storm sound easy. Consequently, in the wake of major disruptions in the credit and capital markets and the writedown of hundreds of billions of dollars in MBS, Plaintiff and other investors seeking to short the U.S. financial services industry were attracted to the SKF Fund based on its clear directive.

7. The SKF Fund seeks investment results that correspond to twice the inverse (–200%) daily performance of the Dow Jones U.S. Financials Index ("DJFIX"), which measures the performance of the financial services industry of the U.S. equity market. The SKF Fund is mandated to take positions in securities and/or financial instruments that, in combination, should have similar daily return characteristics as –200 percent of the daily return of the DJFIX.

8. ProShares touts the simplicity of its formulaic model. ProShares describes its strategy as "simple" to execute. ProShare Advisors LLC ("ProShare Advisors" or the "Advisor"), which serves as the investment advisor to the SKF Fund, purports to use a straightforward mathematical approach to investing. Indeed, ProShares attributes its rapid growth to the "simplicity" its ETFs bring to implementing sophisticated investment strategies.

9. ProShares represents that its ETFs operate successfully based on an objective mathematical approach. ProShare Advisors "determines the type, quantity and mix of investment positions that a[n ETF] should hold to simulate the performance of its daily benchmark," as opposed to investing assets in stocks or financial instruments based on ProShare Advisors' view of the investment merit of a particular security, instrument, or company.

10. In managing the assets of the SKF Fund, ProShares acknowledges that it does not conduct conventional stock research or analysis, nor forecast stock market movement or trends. This strategy is marketed as not only acceptable but even desirable because ProShares' ETFs purport to function as a result of reliable math, not subjective acumen.

11. The SKF Fund is supposed to deliver double the inverse return of the DJFIX, ***which fell approximately 51.03 percent*** from January 2, 2008 through December 17, 2008, ostensibly creating a sizable profit for investors who anticipated a decline in the U.S. financial services industry. In other words, the SKF Fund should have appreciated by 102.06 percent during this period. However, the SKF Fund ***only appreciated by approximately 1.06 percent*** during this period—hardly a directional play.

12. The spectacular divergence (hereinafter referred to as "tracking error") of the SKF Fund has gotten worse in 2009. In 2009, through July 30, 2009, ***the DJFIX has increased approximately 0.41 percent***. Rather than decrease 0.82 percent (double the inverse), amazingly, ***the SKF Fund has fallen approximately 65.79 percent***. Any directional correlation over time appears to be merely a coincidence. The charts below illustrate how broken the SKF Fund truly is:


Anticipated Returns
1/2/08-12/17/08
Actual Returns
1/2/08-12/17/08
DJFIX
SKF
DJFIX
SKF
+ 102.06%
0%
- 51.03%
1.06%
- 51.03%


Anticipated Returns
1/2/09-7/30/09
Actual Returns
1/2/09-7/30/09
DJUSFN
SKF
DJUSFN
SKF
0.41%
- 0.82%
0%
0.41%
- 65.79%

13. Given the spectacular tracking error between the performance of the SKF Fund and its benchmark index, the fact that Plaintiff and the Class sought to protect their assets by investing their monies on the correct directional play has been rendered meaningless. The SKF Fund is, therefore, the equivalent of a defective product. The SKF Fund does not do what it was designed to do, represented to do, or advertised to do.

14. The Registration Statement does not disclose that the SKF Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SKF Fund, the investment objective of the SKF Fund, and the

purpose of ProShares' UltraShort ETFs generally, the SKF Fund would fail to perform anywhere near investors' reasonable expectations.

15. ProShares cavalierly states that the SKF Fund seeks to replicate double the inverse return of the daily returns of the DJFIX, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn investors that holding the SKF Fund for more than a day will most certainly lead to enormous losses. In fact, ProShares could not make that statement and remain in business with respect to the SKF Fund. As ProShares knows, investors do not view ETFs as day-trading investment vehicles and did not day-trade the SKF Fund. Moreover, it is virtually economically impossible for all SKF Fund purchasers to sell out of their positions at the end of one day.

16. Furthermore, ProShares does not market the SKF Fund or its other ETFs as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ProShares' ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over ***1-year, 3-year, 5-year, and 10-year periods***, indicating that long term investing in the SKF Fund is a perfectly reasonable investment strategy. ProShares imposes no temporal limits on investors in its UltraShort ETFs. Accordingly, ProShares' "greater than one day" risk disclosure is tantamount to warning a hiking companion to walk slowly because there might be a ditch ahead when one knows with near certainty that the Grand Canyon lies one foot away.[1]

17. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs, including the SKF Fund, are for

---

[1] In re Prudential Sec. Inc. Ltd. P'ships Litig., 930 F. Supp. 68, 72 (S.D.N.Y. 1996).

short-term use only. Even Direxion, one of ProShares' main competitors, has gone further, noting on its website that "Direxion Shares ETFs seek daily investment goals and should be used as short term trading vehicles."

18. On June 11, 2009, the Financial Industry Regulatory Authority ("FINRA") fired a warning flare with the issuance of Regulatory Notice 09-31 (the "FINRA Notice"). The FINRA Notice cautioned that "inverse and leveraged ETFs ... typically are unsuitable for retail investors who plan to hold them for longer than one trading session, particularly in volatile markets." FINRA reminded those who deal in non-traditional ETFs that sales materials related to leveraged and inverse ETFs "must be fair and accurate." Thereafter, FINRA spokesman Herb Perone stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***...." (Emphasis supplied).

19. FINRA issued additional warnings on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment and clear results to the contrary, ProShares' Chairman Michael L. Sapir maintained that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

20. Since FINRA's warnings, Edward Jones & Co. ("Edward Jones") halted the sale of its non-traditional, leveraged ETFs, such as the SKF Fund. Edward Jones called ETFs like the SKF Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis supplied).

21. UBS has now also said that it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, Ameriprise Financial and LPL Investment Holdings Inc. have

also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo and Morgan Stanley Smith Barney are now also reportedly reviewing their policies on non-traditional ETFs.

22. As reported on July 30, 2009 by the *Wall Street Journal*, Charles Schwab issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Charles Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting .... Proceed with extreme caution***." (Emphasis supplied). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

23. Both the letter and spirit of the federal securities laws call for complete and unrestricted disclosure of material facts. Here, prospective and actual investors in ProShares have been deceived by the notion of directional investment plays. It is readily apparent that ProShares has violated the spirit and purpose of the registration requirements of the Securities Act: "to protect investors by promoting full disclosure of information thought necessary to informed investment decisions ...."[2] ProShares lured investors with a false predicate—that the SKF Fund would in some reasonable sense resemble double the inverse of the DJFIX. The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[3]

24. The SKF Fund is not a simple investment vehicle, the SKF Fund spectacularly failed to double the inverse of its benchmark index, and investors in the SKF Fund have been

---

2 SEC v. Ralston Purina Co., 346 U.S. 119, 124 (1953).

3 SEC v. Great Am. Indus., Inc., 407 F.2d 453, 463 (2d Cir. 1968).

shocked to learn that their supposedly safe hedge has caused them substantial losses. This action alleges that Defendants failed to disclose, *inter alia*, the following risks in the Registration Statement:

- Inverse correlation between the SKF Fund and the DJFIX over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the SKF Fund would inevitably diverge from the performance of the DJFIX—*i.e.*, the probability, if not certainty, of spectacular tracking error;
- The severe consequences of high market volatility on the SKF Fund's investment objective and performance;
- The severe consequences of inherent path dependency[4] in periods of high market volatility on the SKF Fund's performance;
- The role the SKF Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the SKF Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The SKF Fund causes dislocations in the stock market; and
- The SKF Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SKF Fund.

JURISDICTION AND VENUE

25. The claims asserted herein arise under and pursuant to Sections 11 and 15 of the Securities Act [15 U.S.C. §§77k and 77o].

26. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. §1331 and Section 22 of the Securities Act.

---

[4] Path dependence explains how the set of decisions one faces for any given circumstance is limited by the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (*e.g.*, Richard R. Nelson & Sidney G. Winter, *An Evolutionary Theory of Economic Change* (1982)).

27. Venue is proper in this District pursuant to 28 U.S.C. § 1391(b), because many of the acts and practices complained of herein occurred in substantial part in this District, and the shares of the SKF Fund trade in this District on the American Stock Exchange.

28. In connection with the acts alleged in this complaint, Defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications and the facilities of the national securities markets.

PARTIES

29. Plaintiff Charles Sankowich, a resident of the state of New York, invested assets in the SKF Fund and was damaged thereby, as detailed in the Certification attached hereto as **Exhibit A**.

30. Defendant ProShares Trust ("ProShares"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, is a Delaware statutory trust organized on May 29, 2002. ProShares Trust is registered with the SEC as an open-end management investment company under the 1940 Act. ProShares has a series of ETFs, the shares of which are all listed on the American Stock Exchange. Each ProShares ETF has its own CUSIP number and exchange trading symbol. Each ProShares ETF issues and redeems Shares on a continuous basis at net asset value ("NAV") in large, specified numbers of Shares called "Creation Units." For each ETF, a Creation Unit is comprised of 75,000 shares. In 2008, ProShares ranked second among all U.S. ETF companies in year-to-date net flows. ProShares now manages over $20 billion, accounting for 99 percent of the country's short and leveraged ETFs.

31. Defendant ProShare Advisors LLC ("ProShare Advisors"), located at 7501 Wisconsin Avenue, Suite 1000, Bethesda, Maryland 20814, serves as the investment advisor to the SKF Fund. ProShare Advisors provides investment advice and management services to

ProShares and its ETFs, including the SKF Fund. ProShare Advisors oversees the investment and reinvestment of the assets in the SKF Fund. ProShare Advisors is owned by Defendant Michael L. Sapir, Defendant Louis M. Mayberg, and William E. Seale.

32. Defendant SEI Investments Distribution Co. ("SEI"), located at 1 Freedom Valley Drive, Oaks, Pennsylvania 19456, is the distributor and principal underwriter for the SKF Fund. SEI has been registered with the SEC and FINRA since 1982. SEI was hired by ProShares to distribute shares of the SKF Fund to broker/dealers and, ultimately, shareholders.

33. Defendant Michael L. Sapir ("Sapir"), an Interested Trustee of ProShares, has been the Chairman and Chief Executive Officer of ProShare Advisors since its inception. Sapir signed the Registration Statement.

34. Defendant Louis M. Mayberg ("Mayberg") has been President of ProShare Advisors since inception. Mayberg signed the Registration Statement.

35. Defendant Russell S. Reynolds, III ("Reynolds") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

36. Defendant Michael Wachs ("Wachs") is a Non-Interested Trustee of ProShares who signed the Registration Statement.

37. Defendant Simon D. Collier ("Collier") has been ProShares' Treasurer since June 2006. In his capacity as Treasurer, Collier signed the Registration Statement.

38. The Defendants enumerated in Paragraphs 33-37 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, in their respective roles, ultimately control the operations of the SKF Fund. The Board of Trustees of ProShares is responsible for the general supervision of all of the SKF Fund. The officers of ProShares are responsible for the day-to-day operations of the SKF Fund.

CLASS ACTION ALLEGATIONS

39. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a class consisting of all persons or entities who acquired shares of the SKF Fund pursuant or traceable to ProShares' false and misleading Registration Statement and were damaged thereby (the "Class"). Excluded from the Class are Defendants, the officers and directors of ProShares at all relevant times, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which Defendants have or had a controlling interest.

40. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believe that there are thousands of members in the proposed Class.

41. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by Defendants' wrongful conduct in violation of federal law that is complained of herein.

42. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

43. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Securities Act was violated by Defendants' acts as alleged herein;

(b) whether statements made by Defendants to the investing public in the Registration Statement misrepresented material facts about the business, operations and/or management of ProShares; and

(c) to what extent the members of the Class have sustained damages and the proper measure of damages.

44. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

BACKGROUND

A. Traditional ETFs

45. ETFs are investment companies that are legally classified as open-end companies or Unit Investment Trusts. ETFs are frequently considered low cost index mutual funds that trade like stocks. ETFs, however, differ from traditional mutual funds in the following ways:

(a) ETFs do not sell individual shares directly to investors and only issue shares in large blocks (of 50,000 shares, for example) that are known as "Creation Units";

(b) Investors generally do not purchase Creation Units with cash. Instead, investors buy Creation Units with a basket of securities that generally mirrors an ETF portfolio;

(c) After purchasing a Creation Unit, an investor often splits it up and sells the individual shares on a secondary market. This permits other investors to purchase individual shares (instead of Creation Units); and

(d) Investors who want to sell their ETF shares have two options: (1) they can sell individual shares to other investors on the secondary market, or (2) they can sell the Creation Units back to the ETF. ETFs generally redeem Creation Units by giving investors the securities that comprise the portfolio instead of cash.

46. In 1993, the American Stock Exchange launched the first traditional ETF, called the Spiders (or SPDR), which tracked the S&P 500. Soon after, more ETFs were introduced to the market, for example the Diamonds ETF in 1998, which tracked the Dow Jones Industrial Average, and the Cubes in 1999, which tracked the NASDAQ 100.

B. Non-Traditional/Leveraged ETFs

47. Non-traditional, or leveraged ETFs—sometimes referred to as "exotic" ETFs—are an even newer breed of ETFs that seek to deliver multiples of the performance of the index or benchmark they track. Some leveraged ETFs are "inverse" or "short" funds, meaning that they seek to deliver the opposite of the performance of the index or benchmark they track. Like traditional ETFs, some inverse ETFs track broad indices, some are sector-specific, and still others are linked to commodities or currencies. Inverse ETFs are often marketed as a way for investors to profit from, or at least hedge their exposure to, downward moving markets.

48. Some non-traditional ETFs, such as the SKF Fund, are both short and leveraged, meaning that they seek to achieve a return that is a multiple of the inverse performance of the underlying index. An inverse ETF that tracks the S&P 500, for example, seeks to deliver the inverse of the performance of the S&P 500, while a double-leveraged inverse S&P 500 ETF seeks to deliver twice the opposite of that index's performance. To accomplish their objectives, leveraged and inverse ETFs pursue a range of ***complex investment strategies through the use of swaps, futures contracts and other derivative instruments.***

49. Most leveraged and inverse ETFs "reset" daily. This results in "compounding" effects. Using a two-day example, if the index goes from 100 to close at 101 on the first day and back down to close at 100 on the next day, the two-day return of an inverse ETF will be different than if the index had moved up to close at 110 the first day but then back down to close at 100 on the next day. In the first case with low volatility, the inverse ETF loses 0.02 percent; but, in the more volatile scenario, the inverse ETF loses 1.82 percent.

SUBSTANTIVE ALLEGATIONS

A. ProShares' Non-Traditional UltraShort ETFs

50. ProShares describes its UltraShort ETFs as vehicles that "[s]eek profit from downturns." ProShares' UltraShort ETFs "provide a simple way to try to seek profit from a market segment that you think is poised to fall."

51. On its website, ProShares provides the following "Q&A" regarding its UltraShort ETFs, in relevant part:

> Q: What are Short ProShares?
>
> A: They are the first exchange traded funds (ETFs) ***specifically designed to go up when markets go down. Short ProShares are built to move in the opposite direction of the markets.***
>
> Here's how they work: if the S&P 500® Index drops 1% in a day, ProShares Short S&P500® should gain 1% that day (before fees and expenses). UltraShort ProShares double the effect. ProShares UltraShort S&P500® should gain 2% (before fees and expenses) if the index slips 1% in a day.
>
> On the flip side, Short ProShares will lose value if markets rise. If the S&P 500 gains 1% in a day, ProShares Short S&P500 should lose 1%, and ProShares UltraShort S&P500 should lose 2% (again, before fees and expenses). Short ProShares and UltraShort ProShares make it simple for you to execute sophisticated strategies designed to manage risk or enhance return potential.
>
> Q: How are Short ProShares different from short selling?

> A: Short selling a stock or ETF requires a margin account. Short ProShares don't. They allow you to get short exposure without the hassles–or expense–of a margin account. ***It's as simple as buying a stock.*** (Emphases supplied).

Accordingly, ProShares represents that its "short" ETFs are specifically designed to "go up when markets go down," and are "built to move in the opposite direction of the markets." ProShares places no temporal limits on investors in its UltraShort ETFs.

B. <u>The SKF Fund</u>

52. On or about January 30, 2007, ProShares registered the SKF Fund as an ETF. The SKF Fund seeks investment results, before fees and expenses, that correspond to twice the inverse daily performance of the DJFIX. The DJFIX measures the performance of the financial services industry of the U.S. equity market. Component companies include: regional banks; major U.S. domiciled international banks; full line, life, and property and casualty insurance companies; companies that invest, directly or indirectly in real estate; diversified financial companies such as Fannie Mae, credit card issuers, check cashing companies, mortgage lenders and investment advisers; securities brokers and dealers including investment banks, merchant banks and online brokers; and publicly traded stock exchanges.

53. The SKF Fund takes positions in securities and/or financial instruments that, in combination, should have similar return characteristics as –200 percent of the daily return of the index. The SKF Fund's principal investment strategies include:

- Taking positions in financial instruments (including derivatives) that ProShare Advisors believes, in combination, should have similar daily price return characteristics as twice (200%) the inverse of the DJFIX;
- Committing at least 80 percent of its assets to investments that, in combination, have economic characteristics that are inverse to those of the DJFIX;
- Employing leveraged investment techniques in seeking its investment objective;

- Investing assets not invested in financial instruments in debt securities and/or money market instruments; and
- Concentrating investments in a particular industry or group of industries to approximately the same extent as the Index is so concentrated. As of the close of business on June 30, 2008, the Index was concentrated in the banks and general financial industry groups, which comprised approximately 34% and 28%, respectively, of the market capitalization of the DJFIX.

54. Investors who acquired shares in the SKF Fund thought they were protecting their assets by hedging against the collapse in the stock prices of U.S. financial services companies. Indeed, the DJFIX was down by more than 50 percent in 2008. However, instead of increasing in value by some reasonable amount as the DJFIX declined, the value of the SKF Fund barely registered a positive return (approximately 1 percent), and in 2009, as the DJFIX was up by just a fraction, the SKF Fund was down by more than 65 percent, thereby causing financial losses to Plaintiff and the Class even though they invested correctly.

55. The SKF Fund is supposed to deliver double the inverse return of the DJFIX, ***which fell approximately 51.03 percent*** from January 2, 2008 through December 17, 2008, ostensibly creating a significant profit for investors who anticipated a decline in the U.S. financial services industry. The SKF Fund, however, ***only gained approximately 1.06 percent*** over the same period.

56. The tracking error between anticipated and actual performance has continued in 2009. In 2009, through July 30, 2009, ***the DJFIX has gained approximately 0.41 percent***. Further revealing its dysfunction, ***the SKF Fund has fallen an astounding 65.79 percent approximately***.

57. The charts below are demonstrative of the massive directional discrepancies here, revealing the faulty premise upon which the SKF Fund is founded:


Anticipated Returns
1/2/08-12/17/08
Actual Returns
1/2/08-12/17/08
DJFIX
SKF
DJFIX
SKF
+ 102.06%
0%
1.06%
- 51.03%
- 51.03%


Anticipated Returns
1/2/09-7/30/09
Actual Returns
1/2/09-7/30/09
DJFIX
SKF
DJFIX
SKF
0.41%
0%
- 0.82%
0.41%
- 65.79%

58. Given this dramatic tracking error, the fact that Plaintiff and the Class invested their monies on the correct directional play has been rendered meaningless. The SKF Fund is, therefore, the equivalent of a defective product. The SKF Fund does not do what it was designed to do, represented to do, or advertised to do.

59. The Registration Statement does not disclose that the SKF Fund is altogether defective as a directional investment play. In order to sufficiently and accurately disclose this counterintuitive reality, the Registration Statement would have to clearly explain that, notwithstanding the name of the SKF Fund, the investment objective of the SKF Fund, and the purpose of ProShares' UltraShort ETFs generally, the SKF Fund would fail to perform anywhere near investors' reasonable expectations.

60. ProShares cavalierly states that the SKF Fund seeks to replicate double the inverse return of the daily returns of the DJFIX, noting that it "does not seek to achieve its stated investment objective over a period of time greater than one day." Of course, this statement does not warn that holding SKF Fund for more than a day will lead to enormous losses. As ProShares knows, investors did not view ETFs as day-trading investment vehicles and did not day-trade the SKF Fund. In fact, it is virtually economically impossible for all SKF Fund purchasers to sell out of their positions at the end of one day.

61. Furthermore, ProShares does not market the SKF Fund or its other ETFs as day-trading vehicles. In fact, ProShares' Chairman has publicly stated that investors can use ETFs "for more than a day successfully." ProShares' Registration Statement even provides hypothetical examples of fees that investors may encounter over ***1-year, 3-year, 5-year, and 10-year periods.*** There are no temporal limits placed on investors in the SKF Fund.

62. ProShares acknowledges on its website that "because of the daily objective of leveraged and inverse funds, investors should monitor their performance, as frequently as daily." ProShares, however, stops short of disclosing that its ETFs are for short-term use only. Even Direxion, one of ProShares' main competitors, has gone further. On its website, Direxion notes that its ETFs "should be used as short term trading vehicles."

C. <u>The False and Misleading Registration Statement</u>

63. On August 30, 2006, ProShares filed a Registration Statement with the SEC on Form N1-A, which incorporates by reference ProShares' prospectuses dated January 23, 2007, and October 1, 2008, as supplemented on December 1, 2008, January 15, 2009, April 7, 2009, and May 26, 2009, as well as ProShares Annual and Semi-Annual reports, and Statements of Additional Information (collectively, the "Registration Statement"). The Registration Statement was signed by the Individual Defendants.

64. Primarily with respect to leverage, compounding, and volatility risks, the August 30, 2006 Form N1-A disclosed:

> The UltraShort Financials ProShares employs leveraged investment techniques to achieve its investment objective. Over time, the use of leverage, combined with the effect of compounding, will have a more significant impact on the Fund's performance compared to the index underlying its benchmark than a fund that does not employ leverage. Therefore, the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple (e.g., 200% or -200%) will not generally equal a fund's performance over that same period.
>
> * * *
>
> *Volatility Risk* UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

65. In the January 23, 2007 Prospectus, ProShares stated:

> Over time, the cumulative percentage increase or decrease in the net asset value of the Fund may diverge significantly from the cumulative percentage increase or decrease in the multiple of the return of the underlying Index due to the compounding effect of losses and gains on the returns of the Fund. Consequently, for periods greater than one day, investors should not expect the return of the Fund to be twice the return of the underlying Index. In addition, in trendless or flat markets it is expected that the Fund will underperform its benchmark Index.
>
> * * *
>
> *Volatility Risk* UltraShort Financials ProShares seeks to achieve a multiple of an index and therefore will experience greater volatility than the index underlying its benchmark and consequently has the potential for greater losses.

66. In its Annual Report, as of May 31, 2008, ProShares disclosed the following:

> *Compounding of Daily Returns and Volatility*: ProShares ETFs are designed to provide either 200%, –200% or –100% of index performance on a daily basis (before fees and expenses). A common misconception is that the Funds also should provide 200%, –200% or –100% of index performance over longer periods, such as a week, month or year. However, Fund returns over longer periods are generally less than or greater than the returns that

> would result from such an expectation.... This is due to several factors, but a significant one is index volatility and its effect on fund compounding. In general, periods of higher index volatility will cause the effect of compounding to be more pronounced, while periods of lower index volatility will produce a more muted or even positive effect. Index volatility measures how much an index's value fluctuates, in either direction, over time. A higher volatility means that the index has experienced more dramatic changes in value. A lower volatility means that the index has changed at a steadier pace.

67. The Statement of Additional Information to the October 1, 2008 Prospectus depicts three tables intended to illustrate: (a) estimated fund return over one year when the fund objective is to seek daily investment results, before fund fees and expenses and leverage costs, that correspond to twice (200%) the daily performance of an index; (b) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to the inverse (–100%) of the daily performance of an index; and (c) estimated fund return over one year when the fund objective is to seek daily investment results, before fees and expenses, that correspond to twice the inverse (–200%) of the daily performance of an index. Without additional narrative or explanation, ProShares states that these three tables are intended to isolate the effect of index volatility and index performance on the return of a leveraged fund. However, these tables, just as the other disclosures in the Registration Statement, are insufficient to explain the miserable failure of the SKF Fund as a term trade or hedge.

68. All of the above discussed disclosures were false and/or misleading because they failed to disclose:

- Inverse correlation between the SKF Fund and the DJFIX over time would only happen in the rarest of circumstances, and inadvertently if at all;
- The extent to which performance of the SKF Fund would inevitably diverge from the performance of the DJFIX—*i.e.*, the probability, if not certainty, of spectacular tracking error;

- The severe consequences of high market volatility on the SKF Fund's investment objective and performance;
- The severe consequences of inherent path dependency[5] in periods of high market volatility on the SKF Fund's performance;
- The role the SKF Fund plays in increasing market volatility, particularly in the last hour of trading;
- The consequences of the SKF Fund's daily hedge adjustment always going in the same direction as the movement of the underlying index, notwithstanding that it is an inverse leveraged ETF;
- The SKF Fund causes dislocations in the stock market; and
- The SKF Fund offers a seemingly straightforward way to obtain desired exposure, but such exposure is not attainable through the SKF Fund.

69. Perhaps most importantly, ProShares failed to disclose that mathematical compounding actually ***prevents*** the SKF Fund from achieving its stated investment objective over a period of time greater than one day. ProShares' affiliate, ProShares Trust II[6], disclosed this material fact in a Form 10-K filed with the SEC on March 31, 2009 ("The Funds do not seek to achieve their stated investment objective over a period of time greater than one day ***because mathematical compounding prevents the Funds from achieving such results***.") (Emphasis supplied). Disclosures that merely state the return of the index over a period of time greater than one day multiplied by a fund's specified multiple or inverse multiple "may" or "will not generally" equal a fund's performance over that same period are misleading given the virtual ***impossibility*** of the SKF Fund's ability to correlate to the DJFIX over time.

---

5 Path dependence explains how the set of decisions one faces for any given circumstance is limited by the decisions one has made in the past, even though past circumstances may no longer be relevant. Path dependency theory was originally developed by economists to explain technology adoption processes and industry evolution. The theoretical ideas have had a strong influence on evolutionary economics (*e.g.*, Nelson & Winter, supra n. 4).

6 ProShares Trust II is a Delaware statutory trust formed on October 9, 2007, and is a commodity pool as defined in the Commodity Exchange Act. ProShares Trust II is currently organized into separate series of ETFs, just like ProShares. ProShares Trust II employs the same purportedly formulaic model as ProShares.

70. By its very construct, the SKF Fund actually exacerbates volatility, thus directly contributing to its own failure as an instrument for anything other than a day-trade. By bifurcating an index into long side and short side ETFs, ProShares eliminates an "out" for the market maker, causing the market maker to actively hedge in the underliers. With a normal security, all buyers and sellers come to a central meeting place, buyers can be matched easily with sellers, and price discovery is reached. However, when you set up a specifically one-sided instrument, rather than one common product that people can be either long or short on, an ETF contributes to dislocations. ProShares purposefully segments the longs and the shorts, and that, by definition, creates illiquidity. ProShares failed to sufficiently disclose as much to Plaintiff and the Class.

71. ProShares' feeble attempt to explain the relationship between compounding and volatility—vis-à-vis an acknowledgment that "periods of higher index volatility will cause the effect of compounding to be more pronounced"—does not at all explain to investors that: (a) volatility erodes returns and wealth accumulation, a fact not commonly understood; (b) the path that returns take over time has important effects on mid- and long-term total return achieved; and (c) the return-volatility relationship matters even more so where leverage is employed. In short, with a double-leveraged ETF such as the SKF Fund, investors receive at least twice the risk of the index but less than twice the return. The drag imposed by return volatility makes such a result inevitable. Clearly, this is not a desirable outcome for investors seeking to hedge against a declining market.

72. Prospective and actual investors in ProShares have been misled. The SKF Fund is not a "simple" kind of investment. ProShares has violated the spirit and purpose of the registration requirements of the Securities Act, which are "to protect investors by promoting full

disclosure of information thought necessary to informed investment decisions."[7] The registration provisions are designed not only to protect immediate recipients of distributed securities but also subsequent purchasers from them.[8] Leveraged and inverse ETFs such as the SKF Fund do not constitute a suitable or solid investment or hedging strategy for investors who intend to hold their positions for longer than one day. ProShares failed to disclose these material facts to Plaintiff and the Class.

D. Red Flags Raised by FINRA & Others

73. In June 2009, FINRA issued Regulatory Notice 09-31, in which FINRA "remind[ed] firms of their sales practice obligations in connection with leveraged and inverse ETFs." In particular, FINRA admonished that sales materials related to leveraged and inverse ETFs "must be fair and accurate." FINRA further cautioned:

> Suitability
>
> NASD Rule 2310 requires that, before recommending the purchase, sale or exchange of a security, a firm must have a reasonable basis for believing that the transaction is suitable for the customer to whom the recommendation is made. This analysis has two components. ***The first is determining whether the product is suitable for any customer, an analysis that requires firms and associated persons to fully understand the products and transactions they recommend.***
>
> * * *
>
> Communications With the Public
>
> NASD Rule 2210 prohibits firms and registered representatives from making false, exaggerated, unwarranted or misleading statements or claims in communications with the public. ***Therefore, all sales materials and oral presentations used by firms regarding leveraged and inverse ETFs must present a fair and balanced picture of both the risks and benefits of the funds, and may not omit any material fact or qualification that would***

7 Ralston Purina, supra, n. 2.
8 Great Am. Indus., supra, n. 3.

> ***cause such a communication to be misleading****....* (Emphases supplied).

74. FINRA spokesman Herb Perone has stated: "Exotic ETFs, such as inverse, leveraged and inverse-leveraged ETFs, ***are extremely complicated and confusing products***, and the marketing and sale of these products to unsophisticated retail investors is very much on FINRA's radar screen." (Emphasis supplied).

75. FINRA issued additional guidance on July 13, 2009 by way of a podcast on its website. FINRA reiterated that most leveraged and inverse ETFs reset each day and are designed to achieve their stated objective on a daily basis—but with the effects of compounding over a longer time frame, results differ significantly. In spite of this admonishment, Defendant Sapir maintains that ProShares' leveraged and inverse ETFs can be used "for more than a day successfully."

76. On July 15, 2009, Massachusetts' Secretary of State William Galvin announced that Massachusetts had begun a probe into the sales practices of ProShares, among other firms heavily involved in structuring leveraged ETFs. Galvin stated: "[s]ince 2006 these products have become increasingly popular. Yet, due to the daily nature of the leverage employed, there is no guarantee of amplified annual returns and they generally incur greater transaction costs than traditional exchange traded funds."

77. On July 21, 2009, as reported by the *Wall Street Journal* in an article entitled "Getting Personal, Edward Jones Drops ETFs," Edward Jones halted the sale of its non-traditional, leveraged ETFs, such as the SKF Fund. Edward Jones called ETFs like the SKF Fund "***one of the most misunderstood and potentially dangerous types of ETFs***." (Emphasis supplied).

78. On July 27, 2009, in a letter to wealth management clients, as reported by the *Wall Street Journal* in an article entitled "Strange Traded Funds," UBS said it would not trade ETFs that use leverage or sell an underlying asset short. Similarly, on the heels of the FINRA Notice, Ameriprise Financial and LPL Investment Holdings Inc. have also prohibited sales of leveraged ETFs that seek more than twice the long or short performance of their target index. Wells Fargo is now also reportedly reviewing its policy on non-traditional ETFs.

79. On July 30, 2009, the *Wall Street Journal* published an article entitled "Warning Signs Up For Leveraged ETFs," in which it was reported that Morgan Stanley Smith Barney is reviewing how it sells leveraged ETFs. The article also observed that Charles Schwab issued an unusual warning on July 28 to clients who buy non-traditional ETFs. Charles Schwab offered a strongly worded warning on its website noting that "***while there may be limited occasions where a leveraged or inverse ETF may be useful for some types of investors, it is extremely important to understand that, for holding periods longer than a day, these funds may not give you the returns you may be expecting*.... *Proceed with extreme caution*.**" (Emphasis supplied). The disclosures in the Registration Statement simply do not rise to this "[p]roceed with extreme caution" level of clarity.

80. On August 1, 2009, the *Wall Street Journal* quoted Morningstar's director of ETF analysis, Scott Burns, who recently poignantly observed: "***Hedges [like the SKF Fund] aren't supposed to become less trustworthy when you really need them*.**" (Emphasis supplied).

COUNT I

Violations of § 11 of the 1933 Act Against All Defendants

81. This Count is brought pursuant to Section 11 of the 1933 Act, 15 U.S.C. §77k, on behalf of the Class, against all Defendants.

82. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against all Defendants.

83. ProShares is the issuer of the shares sold via the Registration Statement. The Individual Defendants are signatories or authorizers of the Registration Statement.

84. ProShares is absolutely liable for the material misstatements in and omissions from the Registration Statement. The other Defendants owed purchasers of the stock the duty to make a reasonable investigation of the statements contained in the Registration Statement to ensure that said statements were true and that there was no omission to state any material fact required to be stated in order to make the statements contained therein not misleading. These Defendants knew or, in the exercise of reasonable care, should have known of the material misstatements and omissions contained in the Registration Statement as set forth herein. None of these Defendants made a reasonable investigation or possessed reasonable grounds for the belief that statements contained in the Registration Statement and Prospectus were true or that there was not any omission of material fact necessary to make the statements made therein not misleading.

85. As signatories or authorizers of the Registration Statement, directors, officers of the SKF Fund or controlling persons of the issuer, the Defendants owed the purchasers of SKF shares, including Plaintiff and the Class, the duty to make a reasonable and diligent investigation of the statements contained in the Registration Statement at the time that it became effective, to ensure that said statements were true and that there was no omission to state a material fact required to be stated in order to make the statements contained therein not misleading. Defendants knew or, in the exercise of reasonable care, should have known of the material

misstatements and omissions contained in the Registration Statement and Prospectus as set forth herein. As such, Defendants are liable to Plaintiff and the Class.

86. By reason of the conduct herein alleged, each Defendant violated, and/or controlled a person who violated, Section 11 of the Securities Act. As a direct and proximate result of Defendants' wrongful conduct, the market price for SKF shares was artificially inflated, and Plaintiff and the Class suffered substantial damages in connection with the purchase thereof. Plaintiff and the Class all purchased SKF stock issued pursuant and/or traceable to the Registration Statement.

87. Plaintiff and other members of the Class purchased or otherwise acquired their SKF shares without knowledge of the untruths or omissions alleged herein. Plaintiff and the other members of the Class were thus damaged by Defendants' misconduct and by the material misstatements and omissions in the Registration Statement.

88. At the time of their purchases of SKF shares, Plaintiff and other members of the Class were without knowledge of the facts concerning the wrongful conduct alleged herein and could not have reasonably discovered those facts prior to June 2008. Less than one year has elapsed from the time that Plaintiff discovered or reasonably could have discovered the facts upon which this complaint is based to the time that Plaintiff filed this complaint. Less than three years has elapsed between the time that the securities upon which this Count is brought were offered to the public and the time Plaintiff filed this complaint.

COUNT II

Violations of § 15 of the Securities Act Against the Individual Defendants

89. Plaintiff incorporates by reference the above paragraphs, as if set forth herein. This Count is asserted against the Individual Defendants.

90. Each of the Individual Defendants named herein acted as a controlling person of the Company within the meaning of Section 15 of the Securities Act. The Individual Defendants were each trustees or officers and/or directors of ProShares charged within the legal responsibility of overseeing its operations. Each controlling person had the power to influence and exercised the same to cause his controlled person to engage in the unlawful acts and conduct complained of herein.

91. By reason of such conduct, the Defendants named in this Count are liable pursuant to Section 15 of the Securities Act. As a direct and proximate result of their wrongful conduct, Plaintiff and the other members of the Class suffered damages in connection with their purchases of the SKF Fund.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as class representative under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all Defendants, jointly and severally, for all damages sustained as a result of Defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees;

D. Awarding damages in the form of rescission; and

E. Such equitable/injunctive or other relief as deemed appropriate by the Court.

JURY DEMAND

Plaintiff hereby demands a trial by jury.

Dated: August 20, 2009

Respectfully submitted,

Christopher J. Keller
Alan I. Ellman
Stefanie J. Sundel
LABATON SUCHAROW LLP
140 Broadway
New York, New York 10005
Telephone: (212) 907-0700
Facsimile: (212) 818-0477

Attorneys for Charles Sankowich and Proposed Counsel for the Class